

2023
Annual Report

NATIONAL PRESTO INDUSTRIES, INC.

Cover Story

Popcorn is the focus of this year's cover story. This is the sixth in a series featuring foods made in a Presto® product.

Popcorn has a long history. Kernels have been popped for over 5,000 years. As depicted on the cover, popcorn is a delicious and fun treat whether coated with traditional salt and butter or with caramel or cheese. It can also be the foundation of a cookie or bar. With the addition of nuts, dried fruit and candy, popcorn makes a delightful trail mix.

Popcorn is also very economical. Movie theaters began offering popcorn during the Great Depression. It was a critical source of revenue and enabled theaters to thrive in what was otherwise a dismal era. With the advent of television, a home popper became a necessity. The first home poppers used oil as the popping medium, and your Company marketed several versions.



In 1978, the Company introduced the first popper that popped corn with air rather than oil. The popper is pictured at left. Air has multiple advantages over oil. Those advantages include a crispier texture, reduced calories, better adhesion of coatings, and a popping vessel that needs no cleaning (beyond the occasional dusting to remove corn chaff). Like many of the products your Company has invented over the years, it was revolutionary and became the standard for poppers in the industry. Presto's poppers are particularly known for speed and superior results. They produce larger, fluffier kernels than competitive units at faster speeds. In contrast to competitive poppers, there are virtually no unpopped kernels. Presto® hot air poppers also provide convenient cord storage.

  

In honor of the 45th anniversary of its hot air poppers, your Company introduced the PopLite® My Munch® popper in 2023, shown at left. In keeping with current trends, the popper features portion control—it makes the perfect quantity for dieters or for any-one who wants a light snack—¼ cup of kernels for 8 cups of popped corn. The My Munch® has a see-through cover that doubles as a serving bowl as depicted at right. The base nests in the cover for compact storage as illustrated in the circled photograph next to the My Munch®. Like Presto's other hot air poppers, the My Munch® pops ultra-fast, produces large puffs of corn with virtually no unpopped kernels, and has built-in cord storage.

Table of Contents

▮ Financial Highlights

(In thousands except per share data)

YEARS ENDING DECEMBER 31	2023	2022	2021
Net sales	$340,912	$321,623	$355,777
Earnings from continuing operations	$ 34,559	$ 20,699	$ 25,654
Earnings from discontinued operations, net of tax	–	–	–
Net earnings	$ 34,559	$ 20,699	$ 25,654
Weighted average common and common equivalent shares outstanding—basic and diluted	7,106	7,081	7,060
Per common share:			
Earnings from continuing operations	$ 4.86	$ 2.92	$ 3.63
Earnings from discontinued operations, net of tax	–	–	–
Net earnings	$ 4.86	$ 2.92	$ 3.63
Dividends per common share:			
Regular	$ 1.00	$ 1.00	$ 1.00
Extra	3.00	3.50	5.25
Total	$ 4.00	$ 4.50	$ 6.25
Stockholders' equity per common share outstanding	$50.13	$49.15	$50.65

NATIONAL PRESTO INDUSTRIES, INC.
Eau Claire, Wisconsin

To our Stockholders,

The Federal government finally officially ended its COVID-19 Health Emergency on May 11, 2023. That announcement marked the beginning of what is vernacularly termed, the "New Normal." Much had improved vis-à-vis the prior year. Most of the severe labor and supply chain issues that plagued 2022 had been resolved. Material and transport costs had dropped; product and material shipments were largely on time; international travel had resumed. Inflation, however, continued. The increases needed to tempt people back into the work force during the reopening of the economy had become permanent, in turn causing increases in the costs of many goods and services. So too did the attitude toward work continue, which although significantly more positive, still resulted in challenges finding people with the requisite skills that were willing to work full time at an office or factory. The COVID shutdowns caused many customers and suppliers to close their businesses permanently, reducing both traditional sales opportunities and a pool of reliable sources for services and supplies.

Net 2023 consolidated sales increased $19.3 million or 6.0% to $340.9 million from 2022's levels. Earnings were up $13.9 million or 67.0% to $34.6 million ($4.86 per share) from 2022's $20.7 million ($2.92 per share). The revenue increase was largely driven by the Defense segment. Defense sales were up $39.2 million or 19.4% due to increased shipments from its sizable backlog. The shipment increase resulted in heightened operating earnings, which were up $6.6 million or 21.0%. In contrast to the Defense segment, net revenues at the Housewares/Small Appliance segment were down $20.7 million or 17.5% to $97.6 million, reflecting a variety of factors. Those factors included price reductions from 2022 levels and failure of most retailers to adjust retail pricing to reflect those reductions. Lower seasonal sales also played a major part. Those sales were not only affected by price decreases, but also by retail inventory imbalances and unfavorable weather. Finally, sales were impacted by concerns about upcoming disclosure rules on the use of the chemical PFAS in non-stick coating formulations. Those concerns led to some disruptions in shipments. Nonetheless, comparative operating earnings were up $2.1 million or 39.7%, largely as a result in differences in year-end inventory valuation adjustments between the two years. As anticipated, the Safety segment once again reported a loss. Although doubling, sales nonetheless remained nominal. Difficulties in securing employees with the requisite technical skills combined with the challenge of meeting new and rigorous safety standards delayed the introduction of new products. Comparatively, the loss was reduced from 2022 levels due to the absence of the prior year's goodwill impairment and asset write-downs. For additional information on each of the segments, see the Operations section that begins at page 5.

The Federal Reserve Board's decision to incrementally boost its federal funds rate that began in March of the prior year from a target of 0 to 0.25% and culminated in its July 2023 target of 5.25 to 5.5% resulted in improved comparative portfolio earnings. For additional information, please turn to page 6.

In keeping with much of its history, your Company's long-standing record of paying generous dividends continued. Late in the year, the Board of Directors approved dividend action for the 80th consecutive year. A resolution, subsequently adopted, authorized disbursement of a single lump sum in March 2024 consisting of a regular dividend of $1.00 plus an extra of $3.50 per share.

On a macro level, there are many concerns for the immediate future. Inflation ranks high among those concerns as the ability to raise Defense, Housewares and Safety segment prices is limited. In the case of Defense, it is subject to fixed price contracts. For the other two segments, large customers typically expect pricing to be fixed for a year or longer.

Given the outbreak of conflicts around the world, the resumption of supply chain issues is very real, in particular shipping. The administration's failure to curb Houthi pirates during the review year led to the pirates' effective control of one of the major shipping lanes, which in turn resulted in increased shipping costs as the year closed. Likewise, concerns about the ability to purchase product from long-time (over 40 years) Chinese suppliers, is a real issue for the two consumer segments, given the ongoing tension between the U.S. and China. Regardless of the point of final assembly, many key housewares and safety components are currently only made in China. Although efforts are ongoing to find other sources, realistically a complete shift from China will require years, as the requisite infrastructure in other countries does not exist. The situation does point to the wisdom of your Company's longstanding policy of maintaining a position as a supplier to the U.S. Department of Defense.

On a micro basis each segment faces different challenges for the upcoming year. Like last year, the Defense segment will be entering a new year with a sizable backlog, due in part to the U.S. support of Ukraine and Israel and the need to restock U.S. ammunition supplies. Execution will once again be the key to a strong year. Inflationary cost pressures, in particular from labor, are a concern given that almost all of the contracts are fixed price. The Housewares/Small Appliance segment too must manage inflationary cost pressures, in particular those from supply chains, as well as substance legislation like the one referenced above for product coatings. Additional state legislation and regulation is expected. The Safety segment will be introducing the products originally planned for 2023 to retail and commercial customers. It too faces the same cost and labor issues as the other segments, as well as the need to meet new and rigorous safety standards.

Your Company is fortunately in a strong position to face these challenges. Its financial strength as evidenced by its strong debt-free balance sheet is key. That advantage, coupled with its cadre of talented and dedicated personnel, should enable it to both respond to 2024 issues and capitalize on opportunities that arise.

Maryjo Cohen



Chair of the Board and President

National Presto Industries, Inc.

Housewares/Small Appliance Segment

As mentioned in last year's report, by fourth quarter 2022, most supply chain issues had been resolved. Products were no longer in short supply and ocean container shipping rates had returned from record highs to normal levels. New products that had been delayed largely due to China's COVID-19 policies would be available in 2023. As such, it would be reasonable to expect that 2023 would be a more "normal" year.

There were three factors that resulted in the year being anything but normal. First, retailers had assumed, based on their COVID experience, that 2022 price increases would not affect volume. The increases had a significant unfavorable impact and there was considerable unsold inventory at the beginning of 2023, in particular of seasonal products that had been in high demand during the COVID-19 "emergency" period. The heavy carryover impacted the 2023 year. Weather also played a part in the sales of seasonal product.

Second, retailers were well aware of the change in ocean freight rates and expected price reductions in 2023 in keeping with those rate drops, which your Company did provide. Normally, when a supplier reduces a price, the retailer in turn reduces its shelf price. The adjusted shelf price triggers increased unit sales that usually offset what would otherwise be a loss of volume. Due, however, initially to excess inventory and later to internal margin pressures, most retailers did not adjust pricing.

Third, as described in the Letter to Stockholders, new state disclosure laws also had an impact. The latest is the requirement in a handful of states to add a prominent disclosure on product packaging if Per- and Polyfluorinated Substances (PFAS) were used in the manufacture of nonstick product coatings. PFAS has been used in the manufacture of cookware coatings since 1954 (70 years). The disclosure references a web site, which advises that the formulation of PFAS in cookware is not a health issue. Nonetheless, the negative optics of a prominent warning coupled with PFAS' unfavorable publicity, led to a general housewares industry decision to phase out the use of traditional coatings on cookware and small appliances. That decision impacts both cost and quality, as the only available alternative—ceramic—is more expensive and does not have the long-lasting properties of the traditional coating. As such, the ceramic product will have a shorter life and potentially lead to consumer dissatisfaction. The increased coating cost, at least in 2023, was more than offset by lower ocean container costs and a more favorable U.S. Dollar-RMB exchange rate. Of greater impact during the review year was the decision by one major retailer to sell through all on-hand inventory before transitioning to ceramic coated product. That decision resulted in retail out-of-stock conditions and in turn, loss of sales.

Each of these factors affected the segment's operating results, reducing net sales by $20.7 million (17.5%) to $97.6 million from $118.3 million. As mentioned in the Letter, on a comparative basis operating earnings were up $2.1 million or 39.7% from $5.3 to $7.4 million. The increase, however, was largely due to the absence of the sizable inventory adjustments recognized in the prior year. These adjustments reflected the write-down of obsolete or excess inventory to net realizable values. They also reflected the change in the LIFO reserve that stemmed from the reduction in inventory values chiefly attributable to the drop in ocean freight rates between 2021 and 2022.

New Products

The annual introduction of new products is critical to the Housewares/Small Appliance segment. New products not only increase business but also offset the morbidity factor—the reduction or loss of volume as a product matures and then comes to the end of its life.

Unlike the prior year, the Company was able to introduce its new products on a timely basis during the review year. It also transitioned its coated products from traditional coatings to ceramic. In the process, it modified all of its cartons.

New products included the PopLite® My Munch® hot air popper pictured and described in the cover story. The segment also offered a new coffee maker, a premium canning kit, and a full line of vacuum sealers.

Presto is known for its stainless steel percolators that make rich, flavorful and piping-hot coffee quickly—in as little as a-cup-a-minute. Each features a luxurious stainless steel pot, filter basket and perk tube. In the review year, your Company introduced the Cordless-serve 12-cup Stainless Steel Coffee Maker shown at A. It combines all of the features of the existing percolators with a special power base. The coffee maker lifts off the base for convenient, cord-free pouring. When returned to the base, the coffee stays serving-hot automatically. The new coffee maker has a clear cover that enables the user to view the coffee as it brews. Its power cord wraps in the base for compact storage. The coffee maker's chic design complete with a contemporary matte-black finish makes it an ideal serving piece.



A

Home preservation of food has become increasingly more important not only to ensure the availability of food when needed, but also to save money. Inflation has had a significant impact on the price of canned and frozen foods.



With that in mind, your Company introduced a new 8-function kit for canning and a full line of vacuum sealers ideal for freezing.

Shown at B, the new canning kit provides deluxe versions of the most desired accessories for successful home canning: a stainless steel blanching basket, a canning funnel with a headspace measure, a combination bubble remover/magnetic lid lifter/water measure, a deluxe jar lifter, and a wide-scoop ladle.

Its line of vacuum sealers, called the "FreshDaddy" includes three vacuum sealers. Each keeps food fresher five times longer than ordinary methods. They are ideal for long-term preservation in the freezer of meat, fruits, vegetables and leftovers. They also lengthen the time food stays fresh in the refrigerator and vacuum/seal the bags used in sous vide cooking. Each of the FreshDaddy™ sealers is a handsome



product with stainless steel accents. The first sealer is a basic unit, depicted at C. It cuts, seals, and vacuum seals custom bags from roll material included with the product. The second vacuum sealer, shown at D, is a deluxe unit. It not only performs the basic cutting, sealing, and vacuum sealing functions but also offers ultra-convenient bag storage. The deluxe sealer includes an accessory for creating a vacuum in reusable zipper bags and containers, as well as roll stock and two zipper bags. The third pictured at E is a premium unit with extra vacuuming power, digital controls, and a scale for portion control. It combines the ability to vacuum zipper bags and containers with marination. A special marinate setting enables the user to complete the marinating process in a mere 30 minutes rather than overnight. Accessories are a key part of the line. They include rolls of bags, reusable zipper bags in quart and gallon sizes, a three-piece vacuum container set, and a wine stopper.

Presto Manufacturing Company
Jackson, Mississippi

Once the site of the manufacture of pressure cookers and small appliances, this facility was transformed into a warehouse in 2004 and is under the management of Canton Sales & Storage Company.

Jackson Sales and Storage Company
Jackson, Mississippi

Canton Sales & Storage Company
Canton, Mississippi

Both facilities serve as distribution centers for the Company's pressure cookers and appliances. Each enjoys comparatively low-cost ratings under shipper's tariff schedules for merchandise consigned to most markets.

The importance of these operations within the Company's complex is significant, since logistical tasks and consequent space needs are exacerbated with overseas sourcing of the products to be stored. Stocking inventories in depth is a requirement of doing business.

National Holding Investment Company
Wilmington, Delaware

This subsidiary provides the capital for corporate growth whether by horizontal or vertical means. Funds in excess of immediate capital needs are invested in relatively risk-free, short-term instruments, assuring their ready availability for both internal expansion and acquisitions.

The Federal Reserve Board (the Fed) establishes the parameters for short-term investments and the return thereon. The FED's target rates changed dramatically between the review year and 2022. The 2022 year began with what was essentially a zero target rate until March, increasing incrementally throughout to 4.25 to 4.5 at year-end 2022. Four additional rate increases in 2023 brought the rate to a target of 5.25 to 5.5 as of July 2023. As a result of the increased comparative yields throughout the year, National Holding's 2023 earnings rose by 172.0% from the prior year.

▌ *Defense Segment*



    

National Defense Corporation
Eau Claire, Wisconsin

Each of the segment's companies bears its own name and a tag line identifying it as a National Defense Corporation Company. That tag line also identifies the other companies that are part of the segment. By using the National Defense brand, the segment's customers are informed of the strengths, synergies, and diversity of service the entire Defense segment offers. The companies, in order of acquisition or creation dates, and their products are as follows:

AMTEC Corporation (AMTEC), Janesville, Wisconsin, produces a variety of ammunition and fuze items for the U.S. Department of Defense (DOD) and allied nations. These items include low and high velocity 40mm training cartridges shown at A, low and high velocity 40mm tactical cartridges pictured at B, and the 155mm M739A1 Artillery Fuze shown at C.



Spectra Technologies, LLC (Spectra), East Camden, Arkansas, performs load, assemble, and pack (LAP) operations for explosive ordnance as a prime contractor to the U.S. Department of Defense and as a subcontractor for other DOD prime contractors, including AMTEC, Raytheon and Boeing. LAP production involves the loading of explosives for ammunition, bombs, and a variety of demolition devices, such as the warhead for the M982A1 Excalibur 1B 155mm projectile shown at D.



Amron, Antigo, Wisconsin, is a division of AMTEC Corporation. It manufactures medium caliber cartridge cases (20mm, 25mm, 30mm, 40mm, 50mm) and the 40mm body for prime contractors to the U.S. Armed Services, which includes AMTEC.

Tech Ord, Clear Lake, South Dakota, is a division of AMTEC Corporation. It manufactures detonators illustrated at E, impulse cartridges shown at F, pyrotechnical devices pictured at G, and lead azide and other military energetic devices and materials.





Woodlawn Manufacturing, Ltd., Marshall, Texas, is an integrated, high-volume, precision manufacturer of metal parts and assemblies primarily for the defense and

▌ *Defense Segment (continued)*

aerospace industries. It produces rocket warhead bodies, countermeasure flare cases and other ammunition and is the sole supplier of Hydra-70 warhead bodies, a few of which are shown at H.



H

Pictures of additional products the segment produces and sells can be found on the segment's website, www.NationalDefenseCorp.com.

The review year was one of execution. Woodlawn, acquired in late 2022 was successfully integrated into the segment. Although labor challenges and inflation pressures continued, the major labor shortages and other supply chain issues faced in the prior year were largely resolved. As a result, the segment was able to operate with greater consistency and efficiency during the review year. Segment shipments were up $39.2 million (19.4%) to $241.7 million from the prior year's $202.5 million. Operating earnings followed sales and were $38.3 million, up from $31.6 million, an increase of $6.6 million or 21.0%.

Execution will be the key to the upcoming year's results. As of year-end 2023, the backlog stood at approximately $564.0 million, an 11.7% increase over the prior year's sizable $505.1 million backlog. A portion of that backlog is munitions that directly support the Ukraine and Israeli war efforts or replenish ammunition drawn from U.S. stockpiles for those wars.

Work continued during the review year on the 40mm High Velocity Day-Night-Thermal training round, a planned replacement for the legacy training rounds the segment continues to make. As mentioned in last year's report, both the segment and one of its competitors began developing new designs in 2021. As a result of various

delays, development and testing of the designs were not completed until August 2023. The government issued its request for proposal in November, stating that the maximum value would be $828 million over a five-year period. It indicated that bids were due in early January with an award decision expected in June 2024 for production beginning in late 2025.

As of the close of the year, facility expansion plans were in progress for the upcoming year at several of the segment's entities in anticipation of additional awards.

■ *Safety Segment*



Formed in 2019, the Safety segment now consists of two startup companies. A third company, Rusoh, Inc., was sold late in the review year. Its unique line of portable fire extinguishers had encountered multiple regulatory obstacles. The sale of the business enables the segment to focus on its other products, none of which faces similar issues. The remaining companies, in order of acquisition date, and their products are as follows:

OneEvent Technologies, Inc.
Mount Horeb, Wisconsin

Acquired in July of 2019, OneEvent Technologies, Inc. designs and markets the OneEvent® system, which provides early warning of conditions that could ultimately lead to significant losses. Combining patented machine learning with readily available digital sensors and cloud-based technology, the OneEvent® system monitors freezers and refrigerators continuously, instantly detecting and alerting users to potential mechanical issues that, in turn, can affect the maintenance of critical temperatures for the safe storage of pharmaceuticals and food.



The OneEvent® system consists of sensors like the Thermo Two® temperature sensor (depicted at I), each of which has a radio that regularly transmits environmental information; a gateway that receives the transmissions (shown at J); and special software that analyzes the readings. Through its analysis, the system "learns" what is normal in the environment. When it detects an abnormal condition, its OneEvent® App sends a message to the customer via cell phone or other device as illustrated at K. For freezers and refrigerators, the system

detects anomalies in defrost and refrigeration cycles, enabling it to provide days or even weeks of notice in advance of a potential malfunction. With these alerts, customers have time to act proactively prior to an equipment failure to correct the situation and prevent the loss.

Additional information on the company and its technology, as well as testimonials, can be found on its website, www.OneEventTech.com.

Despite the enthusiasm of current customers for the system and their recommendations to others, sales during the review year remained nominal. The company's staff has been resized to a more appropriate level and new strategies will be implemented in 2024.

Rely Innovations, Inc.
Chapel Hill, North Carolina; Lisle, Illinois; and Eau Claire, Wisconsin

Acquired in late July 2022, this company distributes the Knox Safety® talking carbon monoxide (CO) alarms shown at L in two versions—battery only and direct AC plug-in with battery

L

backup. The alarms not only warn of danger through the standard loud beep, but also provide clear, verbal instructions in English or Spanish on what to do next depending on the level of carbon monoxide in the room. Each detector's screen displays written warnings and instructions as well. On request, the voice and screen provide information on a room's air quality and remaining battery life. Each alarm contains a 10-year battery.

The segment had planned to introduce smoke detectors and combination smoke/CO detectors using similar technology during the review year. Unfortunately, due both to the need to meet the new rigorous Underwriters Laboratory (UL) safety standards and difficulties securing employees with the requisite technical skills, the new detectors were not available during the review year. Of note is the fact that long-time incumbents in the industry have encountered similar challenges meeting these new UL standards. Plans are in place to complete the requisite testing, secure certification and begin offering the detectors in second half 2024.

A line of innovative Rely® fire extinguishers is also in development that will not be subject to the kinds of regulatory obstacles encountered with the Rusoh® products. UL Testing is largely complete with an introduction planned in 2024.

PRESTO®



A

B

C

Base lifts out *Easy storage*

The products on the following pages and those introduced on page 5 and 6 provide a representation of the Presto® Housewares/Small Appliance product line. Pictures of additional products the segment produces and sells can be found on the segment's website, www.GoPresto.com.

D

E

F

G

Electric Skillets

Presto® electric skillets feature a heavy cast aluminum base for even heat distribution and a premium nonstick finish for stick-free cooking and easy cleaning. The Control Master® heat control maintains the desired cooking temperatures and detaches for complete immersibility.

A. 16-inch Electric Foldaway® Skillet

The Foldaway® skillet combines utility with beauty. The skillet's generous size accommodates family-size meals, plus it is easy to clean and store. The casting lifts off the base, the base handles fold in, and the entire base nests into the skillet casting. The elegant tempered glass cover, stylish stainless steel trimmed base, and built-in spoon rest make this skillet ideal as a buffet server.

B, C. Tuxedo® digital precision skillet multi-cooker

These handsome Tuxedo® precision skillets take skillet cooking to a new level. Each features a control that provides the kind of precision that can only be achieved with digital technology. The skillets not only perform traditional skillet functions (pan frying, sautéing, and braising) superbly, but also make yogurt (110°F), proof fresh or frozen dough for artisan bread or rolls (100°F), poach fish, meats and fruit (165°F for salmon), make fudge (150°F), and cook with the sous vide method. Sous vide requires precision to achieve the desired degree of doneness and then to maintain it for hours (e.g., 130°F for a rare steak). The skillets share a low-profile, space-conserving design, yet have high sidewalls for extra capacity; they are fully immersible with the control removed; are coated with ceramic for nonstick cooking and easy cleaning; and come with a cooking rack and a silicone-rimmed glass cover.

D. Electric Slimline™ Skillet with glass cover

With a special low-profile design, the Slimline™ skillet saves valuable storage space and at the same time provides the substantial cooking capacity of a full-sized 16-inch pan with high sidewalls and ceramic nonstick finish. Its sleek appearance and tempered see-through glass cover make it a buffet table favorite.

E. 16-inch Electric Skillet with glass cover

This skillet features a large ceramic nonstick cooking surface and high sidewalls. Uniquely and beautifully styled handles along with a tempered glass cover enable it to double as a buffet server.

11- and 12-inch Electric Skillets with glass covers also available.

F. 16-inch Ceramic Electric Skillet with glass cover

Attractively designed for both entertaining and family meals, this multi-purpose electric skillet features a ceramic nonstick finish in a warm-silver tone, inside and out, as well as high sidewalls and a tempered glass cover.

G. 11-inch Electric Skillet

Fry, grill, roast, or make one-dish meals in this extra-sized high-sidewall skillet. Its durable EverNu™ cover won't dent, warp, or peel, and the high-dome design easily accommodates large roasts, fowl, or ham.

▶ Electric Griddles

All Presto® griddles feature heavy cast aluminum construction for even heat distribution and a premium nonstick finish for easy cleaning. Cooking temperatures are maintained automatically with the Control Master® heat control. Griddles are fully immersible with the heat control removed.

H. 19-inch Electric Tilt-n-Fold™ griddle

The Tilt-n-Fold™ griddle's extra-large size offers convenience and versatility for every meal, plus it folds for compact storage. It easily adjusts from a level cooking surface for eggs and pancakes to a tilted surface for draining meats. Simple flip-down levers tilt the grilling surface for draining meat while cooking. For compact storage, the legs fold in locking the removable drip tray in place. The griddle fits in most standard 18-inch cabinets.

15-inch Electric Tilt-n-Fold™ griddle also available.

I. 22-inch Electric Slimline™ Griddle

This griddle's sleek, low-profile design makes it ideal for use as a buffet server as well as convenient to store. The extra-large 13- by 22-inch ceramic nonstick cooking surface is great for family meals and entertaining. The slide-out drip tray removes for easy cleaning.

22-inch Electric Griddle with removable handles and textured ceramic nonstick cooking surface (black or warm-silver tone) also available.

J. Cool-touch electric Griddle/Warmer Plus

The Griddle/Warmer Plus features a multi-function tray that flips back to keep cooked foods warm, flips up for use as a spatter shield, swings forward to cover food for melting and steaming, and removes for use as a serving tray. Its efficient 14- by 15-inch ceramic cooking surface holds more pancakes, eggs, and sandwiches than standard rectangular griddles.

K. Tilt'nDrain™ BigGriddle® cool-touch griddle

With a 15- by 19-inch ceramic nonstick grilling surface, the BigGriddle® cooks up to 12 pancakes, 12 slices of French toast, or 12 sandwiches at a time—50% more than standard jumbo-sized griddles. Pull the special Tilt'nDrain™ handles out and the cooking surface tilts to accelerate drainage of oils from bacon, sausage, and hamburgers; push the handles in and the surface returns to the level position, ideal for eggs, pancakes, and French toast. The drip tray removes for easy cleaning.

L. PanGogh® pancake art griddle

For family fun, the Presto® PanGogh® pancake art griddle is hard to beat. It not only prepares delicious pancakes but provides the perfect setting for the pancake artist's designs, complete with a canvas-colored nonstick coating and a four-sided cool-touch surround that doubles as a picture frame. The griddle comes with two fine-tipped and two standard-tipped bottles for the application of colored batter, along with a two-sided stick-free template for drawing adorable lion and ice cream cone shaped pancakes. Additional seasonal templates are available at www.PrestoPanGogh.com.

M. Cool-touch Electric Griddle

This sleek family-size griddle offers a generous 10½- by 20-inch ceramic nonstick cooking surface that is ideal for any meal or appetizer. The griddle's protective cool-touch base features a handy slide-out drip tray that removes for easy cleaning.

Also available in 16-inch size.

N. Liddle Griddle® mini-griddle

The Liddle Griddle® is the perfect size for singles and couples. Its 8½- by 10½-inch ceramic nonstick cooking surface makes one or two servings with virtually all the convenience of a standard-sized griddle. It features a built-in grease well.



PRESTO®



A   B   C

D   E   F

▶ Multi-Cookers

A. Kitchen Kettle XL™ multi-cooker/steamer

This super-sized multi-cooker is exceptionally versatile. Its extra-wide base with ceramic nonstick finish is ideal for sautéing vegetables and browning meats. The multi-cooker's 10-quart capacity and tempered glass cover *(not shown)* enable it to easily steam seafood, vegetables, and rice, in addition to roasting pork, beef, and poultry. Other great uses include boiling pasta; cooking soups, stews, and casseroles; and deep frying chicken and fish. It even blanches fruits and vegetables when freezing and canning, conveniently freeing up stovetop space. The basket is included for steaming, blanching, and deep frying.

Also available in 5- and 8-quart sizes. Options™ multi-cooker/steamer sold in a 6-quart size.

▶ Deep Fryers

B. GranPappy® electric deep fryer

With an efficient oil to food ratio, this deep fryer makes six cups of food with only six cups of oil. It is great for sizzling up a family-size batch of golden french fries, crispy chicken, and crunchy onion rings. The fryer's preset thermostat holds the ideal frying temperature automatically. A handy scoop that stirs, separates, lifts, drains, and serves is included, as well as a snap-on lid that permits oil storage in the fryer.

FryDaddy® electric deep fryer, which makes four cups of food with four cups of oil, is also available.

C. DualDaddy® electric deep fryer

In addition to frying up to eight cups of food, this unique fryer features a handy divider that enables two different foods to fry at the same time. With the divider removed, the fryer's oval shape easily accommodates large pieces of chicken or fish while automatically maintaining the perfect frying temperature. A handy scoop stirs, separates, lifts, and drains. The snap-on lid enables oil to be stored in the fryer.

D. CoolDaddy® cool-touch deep fryer

Fry up to six cups of food in this compact cool-touch deep fryer with adjustable thermostat, available in both black and white models. The exterior handle allows food to be lowered into the oil with the cover closed to prevent spattering. A replaceable charcoal filter helps to absorb frying odors. The nonstick pot removes for quick and easy cleaning.

E. Stainless Steel Dual Basket ProFry™ immersion element deep fryer

This generous-sized 4.7-liter deep fryer with adjustable thermostat cooks up to 12 cups of food. It offers dual baskets providing the option of frying two foods at once. The baskets are oblong: the ideal shape for frying large pieces of chicken or fish. The 1800-watt immersion element provides quick preheating and fast oil temperature recovery for perfect, crisp food every time. The cover *(not shown)* helps to reduce spattering and odors. Both the heating element and enameled pot remove for easy cleanup.

Also available in black stainless steel. A single basket fryer in a 3-liter size is available as well.

F. 1-liter Stainless Steel Electric Deep Fryer

Fry crispy french fries, shrimp, onion rings and more in this space-saving 1-liter size deep fryer with wire basket. It combines the beauty of a brushed stainless steel exterior with the fast, uniform heating from an anodized aluminum interior. The vented cover with built-in screen helps reduce odor and spattering.

Popcorn Poppers

G. PopLite® hot air popper

Pop with hot air, not oil, for a terrific low-fat snack! This favored hot air popper is available in both white/yellow and red/black models. It pops regular or gourmet popping corn into delicious puffs of all-natural popcorn—no artificial flavors or added salt. Pops fast too, up to 18 cups of gourmet popcorn in less than 2½ minutes with virtually no unpopped kernels. The handy measuring scoop doubles as a butter melter, and the built-in cord wrap makes it easy to store.

Orville Redenbacher's hot air popper by Presto (white/black) also available.*

H. PopLite® Plus hot air popper

Introduced in 2022, this popper features a patent pending design that enhances popping performance. It also has a convenient push button on/off switch and a metal-cup butter melter for increased efficiency. It outpops other leading poppers, with virtually no unpopped kernels, popping up to 18 cups of gourmet corn in about 2½ minutes. Enjoy a low-fat, heart-healthy treat popped with hot air, not oil, anytime! The butter melter doubles as a handy measuring cup, and the built-in cord wrap provides convenient storage.

I. Orville Redenbacher's* Fountain® Hot Air Popper by Presto

This special hot air popper produces a fountain of fabulous popcorn. Specially engineered stainless steel restrictors help to optimize popping performance, making up to 20 cups in about 3½ minutes with virtually no unpopped kernels. The Fountain® popper pops with hot air, not oil, for a low-fat treat and easy cleaning. The popper's lid snaps over the vents allowing the cover to conveniently double as a serving bowl. The base nests inside the cover for compact storage.

J. Orville Redenbacher's* Stirring Popper by Presto

Pop great-tasting popcorn in this big six-quart electric stirring popper. It utilizes a unique scalloped stirring arm to evenly distribute kernels, assuring superb popping performance every time. The popper makes delicious popcorn quickly, easily, and with virtually no unpopped kernels. The transparent cover lets the user monitor popping, and it doubles as a handy serving bowl. A built-in butter melter distributes butter over corn as it pops. The nonstick popping surface makes cleanup easy. The base nests inside cover for compact storage.

Microwave Products

K. Orville Redenbacher's* PowerPop® microwave multi-popper by Presto

This popper has proven itself as the microwave popper that really works! Its special PowerBase™ and PowerCup® concentrators combine to focus microwave energy so effectively that virtually every kernel pops. Pop with or without oil for popcorn the way you like it! It pops up to 3 quarts of delicious popcorn in as little as 2½ minutes. Popping bowl and cover are dishwasher safe.

L. PowerCrisp™ microwave bacon cooker

Cook leaner and healthier bacon. With the PowerCrisp™, fat drips away from bacon and into the tray. The bacon cooker makes up to 12 strips of bacon, crisp or tender, with no messy spatters on counter or stovetop. The PowerCrisp™ is fully immersible and dishwasher safe. Removable cooking racks stack in the tray for easy, compact storage.

**Orville Redenbacher's® is a registered trademark of ConAgra Foods RDM, Inc., used under license.*



Poplite
PRESTO
G

Poplite
PRESTO
H

Fountain
HOT AIR POPPER
Orville Redenbacher's
PRESTO
I

Orville Redenbacher's
PRESTO
Stirring Popper
J

PowerPop
Orville Redenbacher
K

PowerCrisp
PRESTO
L

PRESTO®



Built-in Tongs   Savory and Sweet

Flips 180°

A   B   C   D

E   F   G

▶ Coffee Makers

A. 12-cup Stainless Steel Coffee Maker

Great-tasting coffee is brewed at cup-a-minute speed in this automatic electric coffee maker. It makes 2 to 12 cups of rich, flavorful coffee, then keeps it piping hot. A signal light indicates when coffee is ready to serve. Stainless steel construction ensures lasting beauty and easy cleaning.

6-cup Stainless Steel Coffee Maker also available.

B. Dorothy® Rapid Cold Brewer

Make smooth, flavorful cold brew coffee at home in just 15 minutes. Dorothy® rapid cold brewer puts a fresh spin on cold brew! It produces a "tornado" of water that rapidly spins coffee grounds through the water for quick flavor extraction without a bitter taste. Dorothy® makes 22 ounces of cold brew per batch. When brewing is complete, its plunger assembly is attached and pressed to filter the coffee. The carafe, filter, and grounds cup are dishwasher safe.

C. MyJo® single cup coffee maker

Enjoy the convenience of a single cup coffee maker without the high cost. MyJo® is compact and portable—great for home, work, school, travel, even camping. It uses single serve packs to make coffee, tea, and hot cocoa. A refillable MyJo® Cup is included, enabling the user to brew her favorite ground coffee too. Just fill the reservoir with heated water or heat the filled reservoir in a microwave. Place the assembled MyJo® coffee maker on top of a coffee mug, then pump to brew 6-, 8-, or 10-ounce servings.

D. Nitro Coffee Dispenser

This dispenser provides frothy nitro cold brew coffee on tap in your refrigerator. Nitrogen-infused cold brew adds smooth texture, delicate flavor, and rich, creamy head. The dispensing system fits in most refrigerators and includes a two-liter stainless steel mini-keg, a nitrogen cartridge holder, and an exclusive rotating spout that swings up for drip-free storage. Charge your cold brew using either nitrous oxide or pure nitrogen cartridges, which are sold separately.

▶ Waffle Makers

E. FlipSide® Belgian Waffle Maker

The FlipSide® waffle maker bakes an extra-large and thick Belgian waffle. Its flip mechanism enables the unit to rotate 180°, cooking a waffle with a crisp exterior and a fluffy, tender interior. After use, the flip mechanism locks the waffle maker in a vertical position for compact, space-saving storage. Heavy die-cast waffle grids with ceramic nonstick coating ensure fast heat-up, speedy cooking, perfect browning, and easy release.

F. Stuffler® stuffed waffle maker

Bake delicious Belgian-style waffles with savory or sweet foods inside. With the Stuffler®, waffles are no longer just for breakfast, but also make a tasty hot lunch, hearty dinner, or delightful snack. Fill with eggs, cheese, meats, fruits, pie filling, candy, chocolate and more. Great for Keto diets too! The Stuffler® works with "from scratch" batter and commercial pancake, waffle, cake and muffin mixes. The rotating design flips 180° to spread batter evenly for crispy outside, tender inside stuffed waffles. Built-in tongs enable the user to easily lift, remove, and serve the waffle. The waffle maker locks in a vertical position with its cord retracted in the base for easy storage.

G. Belgian Waffle Bowl Maker

This waffle maker bakes a delightful bowl that is thick, fluffy, and tender. Drizzle it with syrup. Fill it with eggs, ham, hash browns, chili, fresh fruit, even ice cream for a delicious treat. Simply pour in your favorite waffle batter, close the cover, and bake. Nonstick grids assure easy removal.

▶ Slow Cookers

H, I. Nomad® Traveling Slow Cookers

These traveling slow cookers are ideal for potlucks and buffets, as well as for tailgating and picnics. Available in two sizes: 8-quart (shown at H) and 6-quart (shown at I). The outer housing is not only cool-touch but also resembles and offers the benefits of a picnic cooler. Those benefits include a swing-up handle that enables one-handed transport, a rugged, wide-profile base that minimizes the possibility of tip-over, and a locking seal that assures virtually spill-proof transportation. An on-board, removable spoon rest provides a handy means to carry and store the serving utensil. These slow cookers produce generous slow-cooked meals or side dishes and are easy to clean. Each has a hinged cover and cooking pot that are removable and fully immersible. Additional features like a see-through glass lid, a white dry erase board and marker (enabling the host to identify the food inside), and cord storage make it a desirable addition to a potluck or buffet.

6-quart Nomad® Traveling Slow Cooker also available in green.

▶ Specialty Appliances

J. Pizzazz® Plus rotating pizza oven

The Pizzazz® Plus features an open-oven design that bakes fresh or frozen pizza, regular or rising crust, to perfection. It also provides the ultimate in convenience for preparing delectable fresh or frozen foods such as chicken wings, jalapeño poppers, and fish fillets. Its rotating tray assures perfect, even baking. Separately controlled top and bottom heating elements enable custom results—from soft to crunchy crusts, and from lightly baked to delightfully browned tops. And it is fast—there is no preheating. It also saves up to 60% on energy use compared to conventional ovens. Cleaning is easy too—the removable nonstick baking pan wipes clean and is compact for convenient storage.

K. Stainless Steel Electric Wok

Prepare healthy, delicious stir-fry meals in this luxurious stainless steel wok with tempered glass cover. An aluminum-clad base ensures fast, uniform cooking, and the wok's 1500-watt heating element provides the high searing temperature needed for stir-fry cooking. The Control Master® heat control automatically maintains the desired cooking temperature.

L. Digital AirDaddy® 4.2 quart electric air fryer

Although classed as fryers, air fryers are convection ovens that bake rather than fry. The AirDaddy® uses convection heating to circulate hot air in every direction, producing delicious snacks that are crispy outside and tender inside. It also roasts, grills, and even bakes cakes and muffins. It is easy to operate too. The digital touch screen provides special presets for fries, meat, and chicken. Its unique rectangular shape uses space efficiently, enabling the user to prepare more food than conventional air fryers. The 4.2-quart basket is ideal for family-size batches and removes for easy serving. A removable drip pan catches any residue. Additional features include a 60-minute timer with automatic shut-off and built-in cord wrap storage. The basket and drip pan are fully immersible.

M. Power Bento™ electric cooker

Power Bento™ is a compartmentalized cooker. It is ideal for preparing quickly and simultaneously ramen, boiled eggs, and vegetables. It also heats soup, stew, and oatmeal. The unit is the perfect size for one or two servings for singles or college students and a great way to enjoy a hot lunch in an office setting. The user can also eat out of the Power Bento™. A handy spoon and fork accompany the product for that purpose. The product comes with a two-egg holder and built-in cord storage as well.



PRESTO®



A

B

C

D

▶ Specialty Appliances

A. SaladShooter® electric slicer/shredder

This innovative hand-held appliance slices or shreds a delightful array of fresh ingredients where they are needed—in salads, soups, pizzas, desserts and more! The interchangeable slicing and shredding cones slip right in for ease of handling. The motorized base wipes clean, and all other parts are fully immersible and dishwasher safe. Its compact size makes it easy to store.

B. Professional SaladShooter® electric slicer/shredder

The Professional SaladShooter® features interchangeable cones for thick slices, ripple slices, medium shreds, and super shreds, plus a handy funnel guide that directs ingredients. The large food chamber holds whole potatoes for making hash browns. It is the perfect choice for shredding cheese! Slice fruits for salads and desserts. Make super shreds for stir-fry and coleslaw—and slice ripple cuts for beautiful vegetable trays. The adjustable food guide adapts to large or small loads.

C. EverSharp® two-stage electric knife sharpener

This handy appliance produces professional sharpening results at home on household and sport knives. The two-stage system grinds the blade to a perfect sharpening angle, then fine hones and polishes it to a razor-sharp edge. Blade guides are preset at exact angles to hold the blade against the Sapphirite™ sharpening wheels with absolute precision.

Professional EverSharp® three-stage electric knife sharpener also available.

▶ Home Comfort

D. HeatDish® Plus parabolic electric heater

The Presto® HeatDish® Plus Tilt parabolic heater tilts up to 45 degrees, providing comfort in most any position—high, low, or anywhere in between. The heater also tilts down for compact storage. The HeatDish® provides the feeling of three times the heat of a conventional heater and virtually instant warmth without first heating the room. It also uses a third less energy and can pay for itself in less than a year. Other features include a convenient top-mounted control with an infinite range of heat settings; a warning buzzer that sounds if the heater is tipped; on-board cord wrap; and a convenient carrying handle. Although the heater's styling is unique, it is clearly part of a long line of HeatDish® heaters. It bears the iconic recessed-bundt-cake-shaped grille, the instantly recognizable hallmark of the brand.

◗ Electric Pressure Cooker

E. 6-quart Programmable Electric Pressure Cooker Plus

An electric pressure cooker and slow cooker in one! Cook meat, fish, chicken, vegetables, beans, rice, grains, even desserts. It is fast and easy, just set and the rest is automatic. Select function settings for high pressure, low pressure, slow cook, brown, sauté, and keep warm. The Electric Pressure Cooker Plus features 19 programmed settings including 12 pressure cooking presets that maintain the proper pressure automatically. It features digital controls and an LED display that counts down the remaining cooking time. When the timer signals that cooking is complete, the cooker switches to keep warm to let the pressure release on its own, or the user can activate the valve lever for quick pressure release. The nonstick pot is removable and dishwasher safe.

◗ Stovetop Pressure Cookers

Presto® Pressure Cookers are the ideal cooking tool for today's busy lifestyle. Soup, meat, poultry, fish, rice, vegetables, even appetizers and desserts cook to perfection in minutes—three to ten times faster than ordinary cooking methods. Cookers are available in both polished aluminum and gleaming stainless steel.

F. 8-Quart Aluminum Pressure Cooker

This 8-quart pressure cooker is generously proportioned to cook up a giant pot of soup or a family-sized meal in a hurry. Durable aluminum construction provides quick and even heating. It is easy and safe to use—the cover lock indicator shows at a glance if there is pressure inside the cooker and prevents the cover from being opened until pressure is safely reduced. When its handy rack is in place, several foods can be cooked at once with no intermingling of flavors, colors or odors.

4- and 6-quart sizes also available.

G. 6-Quart Stainless Steel Pressure Cooker

Sleek and modernly styled, this 6-quart pressure cooker offers the same speed, efficiency, and safety of its aluminum counterpart. It features the long-lasting beauty of gleaming stainless steel. With its tri-clad, impact-welded base, uniform heat distribution is assured.

Traditionally styled 4- and 6-quart size stainless steel models also available.

H. 8-Quart Stainless Steel Pressure Cooker

This premium pressure cooker is crafted of gleaming stainless steel. Fast, even heating is assured with a tri-clad base—a layer of aluminum between two layers of stainless steel. This model features a quick pressure/steam release system that expedites the cooling process. A handy stainless steel steamer basket allows several foods to cook at once.

◗ Cooking Accessory

I. Electronic Digital Timer

Easy to set and simple to use! This digital timer counts down from any time up to 99 minutes and 59 seconds with an alarm that signals when time is up. The count-up feature allows it to be used as a stopwatch with an easy-to-read digital display. Its memory feature stores the last time setting. The timer operates on one AAA battery, included.



E



F



G



H



I

PRESTO®



PRESSURE CAN
PUT REGULATOR ON
BOILING WATER CAN
WARM VENT HEAT CAN COOL DONE
INSERT JARS
FILL JARS
CANNING
A

WORKS ON GAS, ELECTRIC, SMOOTH-TOP &
INDUCTION
compatible
INDUCTION RANGES!
B

C

PRESTO DIGITAL TIMER
99:59
D

Pressure Canners

Pressure canning offers the only safe method of preserving low-acid foods according to the USDA. Presto® pressure canners also double as boiling water canners for preserving fruits, jams, jellies, pickles, and salsa. They are available in both digital and stovetop models.

A. Presto Precise® Digital Pressure Canner

The Presto Precise® canner is the first digital pressure canner that meets USDA guidelines for safely processing low-acid foods such as meat, poultry, fish, and vegetables. It provides the benefits of precision and automation for both pressure and boiling water canning. The digital canner controls processing with temperature rather than pressure, providing assurance that the temperature that is recommended by the USDA to kill harmful bacteria is maintained for the requisite time during processing. When pressure canning, no adjustments are required for higher elevations. The digital interface guides the user through each pressure canning and boiling water canning step: jar heating, venting, automated processing, and cool down. There is no need to watch or adjust settings. In addition, heat is held inside the canner keeping the kitchen cooler. The canner itself is sleekly handsome and includes a removable pot, instruction/recipe book, quickstart quide, and canning rack.

B, C. Stovetop Pressure Canners with Pressure Dial Gauge

Presto® Pressure Canners are available in both 23- and 16-quart sizes for convenient home canning of vegetables, fruits, meats, and seafood. There are two models of the 23 quart canner—one for traditional gas, electric, and smooth top ranges and one that also can be used on induction ranges. Induction ranges require special cookware. The induction model (shown at B) features a stainless steel-clad base that enables it to be used both on induction and traditional ranges. The standard 16-quart liquid capacity pressure canner is shown at C. All of the stovetop canners are constructed of strong, warp-resistant aluminum for fast, even heating. Each has an air vent/cover lock that allows pressure to build only when the cover is fully closed and prevents the cover from being opened until pressure is safely reduced.

Also available without dial gauge in 16-quart liquid capacity size.

Canning Accessory

D. 7-Function Canning Kit

This six-piece canning kit provides a complete set of accessories for home canning. The kit includes a digital timer, canning funnel, combination bubble remover/lid lifter, jar lifter, jar wrench, and kitchen tongs. The timer counts down processing times from any setting up to 99 minutes and 59 seconds. It also counts up and has a clip, easel stand, and magnet for use or storage on metal surfaces.

Dehydrators

E. Dehydro™ Digital Electric Food Dehydrator

Make authentic jerky, yummy fruit rolls and preserve fruits, vegetables, seeds, and herbs naturally, deliciously and conveniently with the Dehydro™ dehydrator. This digital model comes with six drying trays (expandable to 12), and a variety of dehydrating accessories including two fruit roll sheets and two nonstick mesh screens. Airflow is optimized to assure even drying on each drying tray; no tray rotation is needed. The digital thermostat and timer allow the selection of precise drying times and temperatures. The dehydrator shuts off automatically at the set time, preventing over-drying. Choose from any drying temperature from 90° to 165°F and any drying time up to 48 hours. A see-through cover enables convenient, visual monitoring. The patented tray system features both generous drying capacity and compact storage. Trays nest when not in use, reducing the unit's height by 40%. The cord stores in the base for added convenience.

F. Dehydro™ Electric Food Dehydrator

The Dehydro™ 4-tray electric dehydrator offers a top-mounted fan that provides consistent air flow for optimum drying and requires no tray rotation. It is ideal for making jerky from meat or poultry, and is expandable to 8 trays for extra drying capacity. Dehydrate in-season fruits and vegetables for tasty snacks and ready-to-use ingredients when making soups, stews, and casseroles. It is even perfect for making pet treats. Like all Dehydro™ dehydrators, its patented storage design offers ample drying capacity and compact storage. Trays nest when not in use, reducing the unit's height by 22%. The cord stores neatly in the cover.

Dehydrator Accessories

G. Fruit Roll Sheets

These sheets are ideal for making homemade fruit rolls and strips from puréed fresh, frozen, or canned fruit. It is an easy and delicious way to make kid-pleasing fruit snacks that are free from additives or preservatives.

H. Nonstick Mesh Screens

Screens are a must when drying foods with ultra high shrinkage rates, such as carrot rounds, herbs, rhubarb, and berries as well as foods that become sticky during drying (bananas and tomatoes). These nonstick mesh screens prevent drying foods from falling through the tray grates and enable easy removal when drying is complete.

I. Jerky Gun

Use this jerky gun kit to make great-tasting homemade jerky from ground beef, venison, and other meats. The gun's wide chamber is easy to load and holds one pound of seasoned meat. It dispenses strips or sticks that are perfect for drying. The kit includes three interchangeable nozzles for wide strips, dual strips, and round sticks. Jerky gun and nozzles are dishwasher safe.



Compact Storage

E

Compact Storage

F

G

H

I

National Presto Industries, Inc.
Consolidated Balance Sheets

(Dollars in thousands except share and per share data)

DECEMBER 31	2023		2022	
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents		$87,657		$ 70,711
Marketable securities		26,454		24,863
Accounts receivable	$ 49,323		$ 71,362	
Less allowance for doubtful accounts	596	48,727	338	71,024
Inventories:				
Finished goods	31,815		36,249	
Work in process	144,684		105,564	
Raw materials and supplies	13,921	190,420	10,324	152,137
Notes receivable, current		1,629		2,226
Other current assets		5,223		5,671
Total current assets		360,110		326,632
PROPERTY, PLANT AND EQUIPMENT:				
Land and land improvements	3,107		4,542	
Buildings	52,182		50,904	
Machinery and equipment	51,721		49,979	
	107,010		105,425	
Less allowance for depreciation and amortization	67,774	39,236	63,634	41,791
GOODWILL		19,433		18,573
INTANGIBLE ASSETS, net		5,290		6,926
RIGHT-OF-USE LEASE ASSETS		10,664		10,731
DEFERRED INCOME TAXES		5,803		5,506
OTHER ASSETS		–		1,688
		$440,536		$411,847

The accompanying notes are an integral part of the Consolidated Financial Statements.

National Presto Industries, Inc.
Consolidated Balance Sheets

(Dollars in thousands except share and per share data)

DECEMBER 31	2023	2022
LIABILITIES		
CURRENT LIABILITIES:		
Accounts payable	$ 38,232	$ 28,944
Federal and state income taxes	2,539	2,552
Lease liabilities	678	577
Accrued liabilities	30,570	21,568
Total current liabilities	72,019	53,641
LEASE LIABILITIES – NON-CURRENT	9,986	10,154
FEDERAL AND STATE INCOME TAXES – NON-CURRENT	2,275	–
Total liabilities	84,280	63,795
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock, $1 par value: Authorized: 12,000,000 shares at December 31, 2023 and 2022 Issued: 7,440,518 shares at December 31, 2023 and 2022 Outstanding: 7,084,384 and 7,062,872 shares at December 31, 2023 and 2022, respectively	$ 7,441	$ 7,441
Paid-in capital	16,031	14,799
Retained earnings	344,245	338,071
Accumulated other comprehensive income (loss)	22	(103)
	367,739	360,208
Less treasury stock, at cost, 356,134 and 377,646 shares at December 31, 2023 and 2022, respectively	11,483	12,156
Total stockholders' equity	356,256	348,052
	$440,536	$411,847

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements

National Presto Industries, Inc.
Consolidated Statements of Comprehensive Income

(In thousands except per share data)

FOR THE YEARS ENDED DECEMBER 31,	2023	2022	2021
Net sales	$340,912	$321,623	$355,777
Cost of sales	273,460	266,498	291,381
Gross profit	67,452	55,125	64,396
Selling and general expenses	30,784	27,121	34,153
Intangibles amortization	1,635	582	214
Impairments—goodwill and intangible assets	–	5,295	–
Operating profit	35,033	22,127	30,029
Other income	7,398	3,817	2,430
Earnings before provision for income taxes	42,431	25,944	32,459
Provision for income taxes	7,872	5,245	6,805
Net earnings	$ 34,559	$ 20,699	$ 25,654
Weighted average common shares outstanding:			
Basic and diluted	7,106	7,081	7,060
Earnings per share, basic and diluted:			
Net earnings per share	$ 4.86	$ 2.92	$ 3.63
Comprehensive income:			
Net earnings	$ 34,559	$ 20,699	$ 25,654
Other comprehensive income, net of tax:			
Unrealized gain (loss) on available-for-sale securities	125	(123)	(134)
Comprehensive income	$ 34,684	$ 20,576	$ 25,520

The accompanying notes are an integral part of the Consolidated Financial Statements.

National Presto Industries, Inc.
Consolidated Statements of Cash Flows

	(In thousands)		
FOR THE YEARS ENDED DECEMBER 31	**2023**	**2022**	**2021**
Cash flows from operating activities:			
Net earnings	$34,559	$20,699	$ 25,654
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Provision for depreciation	4,372	2,765	2,764
Intangibles amortization	1,635	582	214
Deferred income tax (benefit)	(1,190)	(2,311)	(1,612)
Provision for doubtful notes and accounts receivable	285	–	7,665
(Gain) loss on disposal of property, plant and equipment	(7)	463	493
Loss on impairment	–	5,295	–
Proceeds from insurance claim	–	151	823
Noncash retirement plan expense	863	803	752
Gain on bargain purchase	–	(492)	–
Gain on sale of subsidiary	(351)	–	–
Other	591	514	100
Changes in operating accounts, net of effects of acquisition:			
Accounts receivable, net	20,337	(12,903)	1,083
Inventories	(38,627)	(5,620)	(10,139)
Other assets and current assets	2,137	147	9,737
Accounts payable and accrued liabilities	18,288	(676)	(1,232)
Federal and state income taxes payable	2,497	(649)	(1,614)
Net cash provided by operating activities	45,389	8,768	34,688
Cash flows from investing activities:			
Marketable securities purchased	(47,709)	(20,024)	(3,918)
Marketable securities – maturities and sales	46,243	29,195	38,539
Purchase of property, plant and equipment	(1,840)	(1,030)	(2,866)
Proceeds from notes receivable	627	106	543
Acquisition of businesses, net of cash acquired	–	(24,683)	–
Proceeds from sale of subsidiary	2,000	–	–
Proceeds from insurance claim	232	–	250
Net cash provided by (used in) investing activities	(447)	(16,436)	32,548
Cash flows from financing activities:			
Dividends paid	(28,385)	(31,826)	(44,083)
Proceeds from sale of treasury stock	429	436	571
Other	(40)	(36)	45
Net cash used in financing activities	(27,996)	(31,426)	(43,467)
Net increase (decrease) in cash and cash equivalents	16,946	(39,094)	23,769
Cash and cash equivalents at beginning of year	70,711	109,805	86,036
Cash and cash equivalents at end of year	$ 87,657	$ 70,711	$109,805
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 6,843	$ 8,208	$ 10,071

The accompanying notes are an integral part of the Consolidated Financial Statements.

National Presto Industries, Inc.
Consolidated Statements of Stockholders' Equity

(In thousands except per share data)	SHARES OF COMMON STOCK OUTSTANDING	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK	TOTAL
Balance December 31, 2020	7,025	$7,441	$12,438	$367,627	$154	$(13,312)	$374,348
Net earnings	–	–	–	25,654	–	–	25,654
Unrealized loss on available-for-sale securities, net of tax	–	–	–	–	(134)	–	(134)
Dividends paid March 15, $1.00 per share regular, $5.25 per share extra	–	–	–	(44,083)	–	–	(44,083)
Other	17	–	1,305	–	–	533	1,838
Balance December 31, 2021	7,042	7,441	13,743	349,198	20	(12,779)	357,623
Net earnings	–	–	–	20,699	–	–	20,699
Unrealized loss on available-for-sale securities, net of tax	–	–	–	–	(123)	–	(123)
Dividends paid March 15, $1.00 per share regular, $3.50 per share extra	–	–	–	(31,826)	–	–	(31,826)
Other	21	–	1,056	–	–	623	1,679
Balance December 31, 2022	7,063	7,441	14,799	338,071	(103)	(12,156)	348,052
Net earnings	–	–	–	34,559	–	–	34,559
Unrealized gain on available-for-sale securities, net of tax	–	–	–	–	125	–	125
Dividends paid March 15, $1.00 per share regular, $3.00 per share extra	–	–	–	(28,385)	–	–	(28,385)
Other	19	–	1,232	–	–	673	1,905
Balance December 31, 2023	7,082	$7,441	$16,031	$344,245	$ 22	$(11,483)	$356,256

The accompanying notes are an integral part of the Consolidated Financial Statements.

National Presto Industries, Inc.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Use of Estimates in the Preparation of Financial Statements:

In preparation of the Company's Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and related revenues and expenses. Actual results could differ from the estimates used by management.

(2) Basis of Presentation:

The Consolidated Financial Statements include the accounts of National Presto Industries, Inc. and its subsidiaries, all of which are wholly-owned. All material intercompany accounts and transactions are eliminated. For a further discussion of the Company's business and the segments in which it operates, please refer to Note L.

(3) General:

All of the Company's businesses were deemed essential and as a result, all operated during the COVID-19 shutdowns. Distribution systems of customers that survived the shutdowns are largely intact as most key retail customers' outlets have been open since third quarter 2020. Although many employees continue to work from home, customer offices are open and trade shows have resumed. As a result of government COVID-19 policies, labor and material costs have materially increased. Labor shortages continue. Due to the Company's historical conservative practices, it has no debt and has adequate balances to fund its operations.

(4) Reclassifications:

Certain reclassifications have been made to the prior periods' financial statements to conform to the current period's financial statement presentation. These reclassifications did not affect net earnings or stockholder' equity as previously reported.

(5) Fair Value of Financial Instruments:

The Company utilizes the methods of determining fair value as described in Financial Accounting Standard Board ("FASB") Accounting Standard Codification ("ASC") 820, *Fair Value Measurements and Disclosures* to value its financial assets and liabilities. ASC 820 utilizes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying amount for cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximates fair value due to the immediate or short-term maturity of these financial instruments. The fair value of marketable securities are discussed in Note A(6).

(6) Cash, Cash Equivalents and Marketable Securities:

Cash and Cash Equivalents: The Company considers all highly liquid marketable securities with an original maturity of three months or less to be cash equivalents. Cash equivalents include money market funds. The Company deposits its cash in high quality financial institutions. The balances, at times, may exceed federally insured limits. Money market funds are reported at fair value determined using quoted prices in active markets for identical securities (Level 1, as defined by FASB ASC 820).

The Company's cash management policy provides for its bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the bank for payment of $5,471,000 and $5,454,000 at December 31, 2023 and 2022, respectively, are included as reductions of cash and cash equivalents or book overdrafts in accounts payable, as appropriate.

Marketable Securities: The Company has classified all marketable securities as available-for-sale which requires the securities to be reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Highly liquid, tax-exempt variable rate demand notes with put options exercisable in three months or less are classified as marketable securities. Due to the Company's ability to liquidate its available-for-sale securities for potential capital needs, they are classified as current assets.

At December 31, 2023 and 2022, cost for marketable securities was determined using the specific identification method. A summary of the amortized costs and fair values of the Company's marketable securities at December 31 is shown in the following table. All of the Company's marketable securities are classified as Level 2, as defined by FASB ASC 820, with fair values determined using significant other observable inputs, which include quoted prices in markets that are not active, quoted prices of similar securities, recently executed transactions, broker quotations, and other inputs that are observable.

(In thousands)	MARKETABLE SECURITIES			
	AMORTIZED COST	FAIR VALUE	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES
December 31, 2023				
Certificates of Deposit	$21,305	$21,331	$58	$ 31
Variable Rate Demand Notes	5,123	5,123	–	–
Total Marketable Securities	$26,428	$26,454	$58	$ 31
December 31, 2022				
Fixed Rate Municipal Bonds	$11,460	$11,405	$ –	$ 58
Certificates of Deposit	9,895	9,820	22	94
Variable Rate Demand Notes	3,638	3,638	–	–
Total Marketable Securities	$24,993	$24,863	$22	$152

Proceeds from sales and maturities of marketable securities totaled $46,243,000 in 2023, $29,195,000 in 2022, and $38,539,000 in 2021. There were no realized gross gains or losses related to sales of marketable securities during the years ended December 31, 2023, 2022 and 2021. Net unrealized gains (losses) included in other comprehensive income were $158,000, ($156,000) and ($170,000) before taxes for the years ended December 31, 2023, 2022, and 2021, respectively. No unrealized gains or losses were reclassified out of accumulated other comprehensive income during the same periods.

The contractual maturities of the marketable securities held at December 31, 2023 are as follows: $16,330,000 within one year; $7,536,000 beyond one year to five years; and $2,562,000 beyond five years to ten years. All of the instruments in the beyond five year range are variable rate demand notes which, as noted above, can be tendered for cash at par plus interest within seven days. Despite the stated contractual maturity date, to the extent a tender is not honored, the notes become immediately due and payable.

(7) Accounts Receivable:

The Company's accounts receivable is related to sales of products. Credit is extended based on prior experience with the customer and evaluation of customers' financial condition. Accounts receivable are primarily due within 25 to 60 days. The Company does not accrue interest on past due accounts receivable. Receivables are written off only after all collection attempts have failed and are based on individual credit evaluation and the specific circumstances of the customer. The Company maintains an allowance for estimated expected credit losses resulting from the inability of customers to meet their financial obligations to the Company. The allowance is determined based on the Company's historical collection experience, adverse situations that may affect the customer's ability to pay, and prevailing economic conditions. The Company also maintains an allowance for customer chargebacks, which is determined based on the Company's historical experience with customers.

(8) Inventories:

Housewares/Small Appliance segment inventories and certain Safety segment inventory items are stated at the lower of cost or net realizable value with cost being determined principally on the last-in, first-out (LIFO) method. Defense segment inventories are stated at the lower of cost and net realizable value determined principally on the first-in, first-out (FIFO) method. Inventoried costs relating to contracts in progress are stated at actual production costs, including factory overhead, initial tooling, and other related costs incurred to date, reduced by amounts associated with recognized sales, utilizing a standard costing type method. The Company evaluates inventories to determine if there are any excess or obsolete inventories on hand.

(9) Property, Plant and Equipment:

Property, plant and equipment are stated at cost. Straight-line depreciation is primarily provided in amounts sufficient to charge the costs of depreciable assets to operations over their service lives which are estimated at 15 to 40 years for buildings, 3 to 10 years for machinery and equipment, and 15 to 20 years for land improvements. The Company reviews long-lived assets consisting principally of property, plant, and equipment, for impairment when material events and changes in circumstances indicate the carrying value may not be recoverable. As of December 31, 2023, net property, plant and equipment included $6,223,000 related to leased manufacturing and office space. See Note M. Approximately $642,000 of construction in progress in the Company's Defense segment is presented on the Consolidated Balance Sheet as Buildings, at December 31, 2023.

(10) Goodwill:

The Company recognizes the excess cost of acquired entities over the net amount assigned to the fair value of assets acquired and liabilities assumed as goodwill. Goodwill is tested for impairment on an annual basis at the start of the fourth quarter and between annual tests whenever an impairment is indicated, such as the occurrence of an event that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Impairment losses are recognized when the carrying value of the reporting unit is greater than the fair value of the reporting unit. During the fourth quarter of 2022, the Company assessed the poor historical performance and outlook for one of the reporting units in its Safety segment and opted to perform a quantitative assessment for impairment. The Company utilized discounted cash flow models to determine the reporting unit's fair value. There was no goodwill impairment recognized during 2023 or 2021. A goodwill impairment of $3,832,000 was recognized during 2022.

The Company's goodwill was $19,433,000 and $18,573,000 as of December 31, 2023 and 2022, respectively, all of which related to the Defense segment. There have been no impairments recognized for goodwill in the Defense segment. During 2022, all of the Safety segment's goodwill was deemed impaired.

(In thousands)	GOODWILL	
	DEFENSE	SAFETY
Balance at December 31, 2021	$11,485	$ 3,832
Additions.	7,088	–
Less: Impairments	–	(3,832)
Balance at December 31, 2022	$18,573	$ –
Additions.	860	–
Balance at December 31, 2023	$19,433	$ –

(11) Intangible Assets:

Intangible assets are attributable to the Defense and Safety segments, primarily consist of the value of contracts/customer relationships, trademarks and safety certifications, trade secrets, and technology software, and are amortized on a straight-line basis that approximates economic use, over periods ranging from 2 to 15 years with the exception of trade secrets which have an indefinite life.

Intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company utilized discounted cash flow models to determine its fair value. There was no impairment of intangible assets recognized during 2023 or 2021. During 2022, the Company recognized an impairment of technology software of $1,463,000 that pertains to the Safety segment.

The following shows the gross carrying amounts of the intangible assets and accumulated amortization at December 31, 2023 and 2022.

(In thousands)	INTANGIBLE ASSETS			
	TECHNOLOGY SOFTWARE AND OTHER	CONTRACTS/ CONSUMER RELATIONSHIPS	TRADE SECRETS	TOTAL
December 31, 2023				
Gross Carrying Amount	$290	$6,058	$1,000	$7,348
Accumulated Amortization	(290)	(1,768)	–	(2,058)
Net intangible assets	$ –	$4,290	$1,000	$5,290
December 31, 2022				
Gross Carrying Amount	$290	$6,058	$1,000	$7,348
Accumulated Amortization	(97)	(325)	–	(422)
Net intangible assets	$193	$5,733	$1,000	$6,926

The Company estimates it will record amortization expense for the succeeding years as follows:

YEARS ENDING DECEMBER 31	(In thousands)
2024	$ 1,515
2025	1,515
2026	1,260
	$4,290

Amortization expense was $1,635,000, $582,000, and $214,000 during the years ended December 31, 2023, 2022, and 2021, respectively.

(12) Other Assets:

Other assets includes prepayments and deposits that are made from time to time by the Company for certain materials used in the manufacturing process in the Housewares/Small Appliance and Safety segments. The Company expects to utilize the prepayments and related materials remaining as of December 31, 2023 over an estimated period of one year. As of December 31, 2023 and 2022, $5,018,000 and $7,578,000 of such prepayments, respectively, remained unused and outstanding. At December 31, 2023 and 2022, $5,018,000 and $5,890,000 of these amounts, respectively, are included in Other Current Assets, representing the Company's best estimate of the expected utilization of the prepayments and related materials during the twelve-month periods following those dates.

(13) Revenues:

The Company's revenues are derived from short-term contracts and programs that are typically completed within 3 to 24 months and are recognized in accordance with ASC Topic 606, *Revenue from Contracts with Customers*. The Company's contracts generally contain one or more performance obligations: the physical delivery of distinct ordered product or products. The Company provides an assurance type product warranty on its products to the original owner. In addition, for the Housewares/Small Appliances segment, the Company estimates returns of seasonal products and returns of newly introduced products sold with a return privilege. Stand-alone selling prices are set forth in each contract and are used to allocate revenue to the corresponding performance obligations. For the Housewares/ Small Appliances segment, contracts include variable consideration, as the prices are subject to customer allowances, which principally consist of allowances for cooperative advertising, defective product, and trade discounts. Customer allowances are generally allocated to the performance obligations based on budgeted rates agreed upon with customers, as well as historical experience, and yield the Company's best estimate of the expected value for the variable consideration.

The Company's contracts in the Defense segment are primarily with the U.S. Department of Defense (DOD) and DOD prime contractors. As a consequence, this segment's business essentially depends on the product needs and governmental funding of the DOD. Substantially all of the work performed by the Defense segment directly or indirectly for the DOD is performed on a fixed-price basis. Under fixed-price contracts, the price paid to the contractor is awarded based on competition or negotiation at the outset of the contract and therefore, with the exception of limited escalation provisions on specific materials, is generally not subject to any adjustments reflecting the actual costs incurred by the contractor.

For the Housewares/Small Appliance segment, revenue is generally recognized as the completed, ordered product is shipped to the customer from the Company's warehouses. For the situations in which revenue should be recognized when product is received by the customer, the Company adjusts revenue accordingly. For the year ended December 31, 2020, the Company reduced revenue by $2,073,000 for estimated customer refunds related to a product recall of which $1,530,000 was reversed during the year ended December 31, 2021 as actual refunds were lower than initially expected. For the Defense segment, revenue is primarily recognized when the customer has legal title and formally documents that it has accepted the products. There are also certain termination clauses in Defense segment contracts that may give rise to an over-time pattern of recognition of revenue in the absence of alternative use of the product.

The timing of revenue recognition, billings, and cash collections results in billed accounts receivable, and customer advances and deposits (contract liabilities) on the Company's Consolidated Balance Sheets. For the Defense segment, the Company occasionally receives advances or deposits from certain customers before revenue is recognized, resulting in contract liabilities. These advances or deposits do not represent a significant financing component. As of December 31, 2023 and 2022, $13,666,000 and $5,660,000, respectively, of contract liabilities were included in Accrued Liabilities on the Company's Consolidated Balance Sheets. During 2023, 2022, and 2021, the Company recognized revenue of $326,000, $0 and $3,208,000, respectively, that was included in the Defense segment contract liability at the beginning of those respective years. The Company monitors its estimates of variable consideration, which includes customer allowances for cooperative advertising, defective product, and trade discounts, and returns of seasonal and newly introduced product, all of which pertain to the Housewares/Small Appliances segment, and periodically makes cumulative adjustments to the carrying amounts of these contract liabilities as appropriate. During 2023, 2022, and 2021, there were no material adjustments to the aforementioned estimates. There were no material amounts of revenue recognized during the same periods related to performance obligations satisfied in a previous period. The portion of contract transaction prices allocated to unsatisfied performance obligations, also known as the contract backlog, in the Company's Defense segment were $564,005,000 and $505,069,000 as of December 31, 2023 and 2022, respectively. The Company anticipates that the unsatisfied performance obligations will be fulfilled in an 18- to 36-month period. The performance obligations in the Housewares/Small Appliances and Safety segments have original expected durations of less than one year.

The Company's principal sources of revenue are derived from two segments: Housewares/Small Appliance and Defense, as shown in Note L. Management utilizes the performance measures by segment to evaluate the financial performance of and make operating decisions for the Company.

(14) Advertising:

The Company's policy is to expense advertising as incurred and include it in selling and general expenses. Advertising expense was $226,000, $209,000 and $150,000 in 2023, 2022, and 2021, respectively.

(15) Product Warranty:

The Company's Housewares/Small Appliance segment's products are generally warranted to the original owner to be free from defects in material and workmanship for a period of 1 to 12 years from date of purchase. The Company allows a 60-day over-the-counter initial return privilege through cooperating dealers. The Company services its products through a corporate service repair operation. The Company estimates its product warranty liability based on historical percentages which have remained relatively consistent over the years.

The product warranty liability is included in accounts payable on the balance sheet. The following table shows the changes in product warranty liability for the period:

	(In thousands)	
YEAR ENDED DECEMBER 31	**2023**	**2022**
Beginning balance January 1	$ 521	$ 218
Accruals during the period	1,548	3,026
Charges / payments made under the warranties	(1,703)	(2,723)
Balance December 31	$ 366	$ 521

(16) Stock-Based Compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation – Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, net of estimated forfeitures. As more fully described in Note F, the Company awards non-vested restricted stock to employees and executive officers.

(17) Income Taxes:

Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting bases of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on various income tax returns for the year reported. Valuation allowances are provided for deferred tax assets when it is considered more likely than not that the Company will not realize the benefit of such assets. Income tax contingencies are accounted for in accordance with FASB ASC 740, *Income Taxes*. See Note H for summaries of the provision, the effective tax rates, and the tax effects of the cumulative temporary differences resulting in deferred tax assets and liabilities. The Company evaluates its uncertain tax positions as new information becomes available.

(18) Recently Issued Accounting Pronouncements:

The Company assesses the impacts of adopting recently issued accounting standards by the Financial Accounting Standards Board on the Company's financial statements, and updates previous assessments, as necessary, from the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 2, 2023.

In December 2023, the FASB issued ASU 2023-09 *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires disaggregated information about a company's effective tax rate reconciliation and provision for income taxes, as well as information on income taxes paid.

ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024. As this update relates to disclosures only, the Company does not expect ASU 2023-09 will have an impact on its consolidated results of operations and financial condition.

B. INVENTORIES:

The amount of inventories valued on the LIFO basis was $29,627,000 and $32,994,000 as of December 31, 2023 and 2022, respectively, and consists of housewares/small appliance finished goods, as well as, certain Safety segment inventories as of December 31, 2022. Under LIFO, inventories are valued at approximately $9,477,000 and $9,249,000 below current cost determined on a first-in, first-out (FIFO) basis at December 31, 2023 and 2022, respectively. During the years ended December 31, 2023, 2022, and 2021, $3,575,000, $2,180,000, and $0, respectively, of LIFO layers were liquidated. The Company uses the LIFO method of inventory accounting to improve the matching of costs and revenues for the Housewares/Small Appliance and Safety segments.

The following table describes that which would have occurred if LIFO inventories had been valued at current cost determined on a FIFO basis:

Increase (Decrease) — (In thousands except per share data)

YEAR	COST OF SALES	NET EARNINGS	EARNINGS PER SHARE
2023	$ (228)	$ 186	$ 0.03
2022	$ 4,925	$(3,925)	$(0.55)
2021	$(9,745)	$ 7,698	$ 1.09

This information is provided for comparison with companies using the FIFO basis.

Inventory for the Defense segment, certain products for the Safety segment, and raw materials and certain prepaid products of the Housewares/Small Appliance segment are valued under the FIFO method and total $160,793,000 and $119,114,000 at December 31, 2023 and 2022, respectively. At December 31, 2023, the FIFO total was comprised of $2,188,000 of finished goods, $144,684,000 of work in process, and $13,921,000 of raw material. At December 31, 2022, the FIFO total was comprised of $3,255,000 of finished goods, $105,564,000 of work in process, and $10,324,000 of raw material.

C. ACCRUED LIABILITIES:

At December 31, 2023, accrued liabilities consisted of contract liabilities $13,666,000 (see Note A(13)), payroll $8,167,000, product liability $5,065,000, payroll taxes $330,000, environmental $900,000, and other $2,441,000. At December 31, 2022, accrued liabilities consisted of payroll $7,631,000, contract liabilities $5,660,000 (see Note A(13)), product liability $5,407,000, payroll taxes of $309,000, environmental $921,000, and other $1,640,000.

The Company is self-insured for health care costs, although it does carry stop loss and other insurance to cover health care claims once they reach a specified threshold. The Company is also subject to product liability claims in the normal course of business. It is partly self-insured for product liability claims, and therefore records an accrual for known claims and estimated incurred but unreported claims in the Company's Consolidated Financial Statements. The Company utilizes historical trends and other analysis to assist in determining the appropriate accrual. An increase in the number or magnitude of claims could have a material impact on the Company's financial condition and results of operations. The Company's policy is to accrue for legal fees expected to be incurred in connection with loss contingencies. See Note K for a discussion of environmental remediation liabilities.

D. TREASURY STOCK:

As of December 31, 2023, the Company has authority from the Board of Directors to reacquire an additional 497,012 shares. During 2023, 2022, and 2021, 569, 510, and 292 shares, respectively, were acquired from participants in the Company's Incentive Compensation Plans described in Note F to cover those participants' tax withholding obligations related to vested stock grants in accordance with the Plans' rules. Treasury shares have been used for stock based compensation and to fund a portion of the Company's 401(k) contributions.

E. NET EARNINGS PER SHARE:

Basic earnings per share is based on the weighted average number of common shares and participating securities outstanding during the period. Diluted earnings per share also includes the dilutive effect of additional potential common shares issuable. Unvested stock awards, which contain non-forfeitable rights to dividends, whether paid or unpaid ("participating securities"), are included in the number of shares outstanding for both basic and diluted earnings per share calculations.

F. STOCK-BASED COMPENSATION:

The Company, from time to time, enters into separate non-vested share-based payment arrangements with employees and executive officers under the Incentive Compensation Plan approved by stockholders on May 18, 2010 and the 2017 Incentive Compensation Plan approved by shareholders on May 16, 2017, which authorized 50,000 and 150,000 shares, respectively, to be available for grants. The 2017 plan replaced the original 2010 plan, and the shares remaining under the 2010 plan are no longer available for grant. The Compensation Committee of the Company's Board of Directors approves all stock-based compensation awards for employees and executive officers of the Company. The Company grants restricted stock that is subject to continued employment and vesting conditions, but has dividend and voting rights, and uses the fair-market value of the Company's common stock on the grant date to measure the fair value of the awards. The fair value of restricted stock is recognized as expense ratably over the requisite service period, net of estimated forfeitures.

During 2023, 2022, and 2021, the Company granted 1,487 shares, 7,271 shares, and 9,238 shares of restricted stock, respectively, to 40 employees and executive officers of the Company. Unless otherwise vested early in accordance with the Incentive Compensation Plans, the restricted stock vests on specified dates in 2024 through 2028, subject to the recipients' continued employment or service through each applicable vesting date.

The Company recognized pre-tax compensation expense in the Consolidated Statements of Comprehensive Income related to stock-based compensation of $512,000, $476,000, and $469,000 in 2023, 2022, and 2021, respectively. As of December 31, 2023, there was approximately $1,132,000 of unrecognized compensation cost related to the restricted stock awards that is expected to be recognized over a weighted-average period of 3.1 years. There were 4,109, 3,482, and 2,981 shares of restricted stock that vested during 2023, 2022, and 2021, respectively.

The following table summarizes the activity for non-vested restricted stock:

	2023		2022		2021	
	SHARES	WEIGHTED AVERAGE FAIR VALUE AT GRANT DATE	SHARES	WEIGHTED AVERAGE FAIR VALUE AT GRANT DATE	SHARES	WEIGHTED AVERAGE FAIR VALUE AT GRANT DATE
Non-vested at beginning of period	32,336	$89.49	28,934	$95.54	22,721	$96.82
Granted	1,487	77.03	7,271	70.72	9,238	90.01
Vested	(4,109)	68.46	(3,482)	100.05	(2,981)	88.23
Forfeited	(43)	93.29	(387)	93.91	(44)	88.41
Non-vested at end of period	29,671	$88.37	32,336	$89.49	28,934	$95.54

G. 401(K) PLAN:

The Company sponsors a 401(k) retirement plan that covers substantially all non-union employees. Historically, the Company matched up to 50% of the first 4% of salary contributed by employees to the plan. This matching contribution was made with common stock. Starting in 2004, the Company began to match, in cash, an additional 50% of the first 4% of salary contributed by employees plus 3% of total compensation for certain employees. Contributions made from treasury stock, including the Company's related cash dividends, totaled $1,292,000 in 2023, $1,238,000 in 2022, and $1,324,000 in 2021. In addition, the Company made cash contributions of $936,000 in 2023, $884,000 in 2022, and $859,000 in 2021 to the 401(k) Plan. The Company also contributed $417,000, $427,000, and $465,000 to the 401(k) retirement plan covering its union employees at the Amron Division of the AMTEC subsidiary during the years ended December 31, 2023, 2022, and 2021, respectively.

H. INCOME TAXES:

The following table summarizes the provision for income taxes:

(In thousands)

YEARS ENDED DECEMBER 31	2023	2022	2021
Current:			
Federal	$9,314	$7,389	$6,675
State	(252)	167	1,742
	9,062	7,556	8,417
Deferred:			
Federal	(1,509)	(2,157)	(819)
State	319	(154)	(793)
	(1,190)	(2,311)	(1,612)
Total tax provision	$7,872	$5,245	$6,805

The effective rate of the provision for income taxes on earnings before income taxes as shown in the Consolidated Statements of Comprehensive Income differs from the applicable statutory federal income tax rate for the following reasons:

	PERCENT OF PRE-TAX INCOME		
	2023	2022	2021
Statutory rate	21.0%	21.0%	21.0%
State tax, net of federal benefit	0.1	0.0	2.3
Research and development credit	(1.8)	(12.1)	(2.0)
Adjustment for prior year estimates	(0.6)	1.2	0.1
Foreign-derived intangible income	(0.3)	(0.2)	(0.2)
Tax-exempt interest and dividends	0.0	(0.1)	(0.1)
Other	0.2	0.4	(0.1)
Effective rate	18.6%	20.2%	21.0%

Deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. The tax effects of the cumulative temporary differences resulting in deferred tax assets and liabilities are as follows at December 31:

(In thousands)	2023	2022
Deferred tax assets		
Research and development expenses	$3,215	$1,284
State NOL and tax credit carryforwards	1,534	2,336
Insurance (primarily product liability)	1,128	1,142
Other	1,654	1,457
Inventory	969	1,095
Vacation	904	908
Doubtful accounts	140	1,933
Subtotal	9,544	10,155
Less: valuation allowance	954	1,960
Total deferred tax assets	8,590	8,195
Deferred tax liabilities		
Goodwill and other intangibles	1,921	2,157
Depreciation	860	532
Deferred revenue	6	–
Total deferred tax liabilities	2,787	2,689
Net deferred tax assets	$5,803	$5,506

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets.

The Company believes it is more likely than not that the benefit from certain state NOL and tax credit carryforwards will not be realized. A significant factor of objective negative evidence evaluated was the cumulative losses incurred in the Safety segment over the three-year period ended December 31, 2023. Such objective evidence limits the ability to consider subjective evidence, such as projections for future growth.

On the basis of this evaluation, as of December 31, 2023 and 2022, valuation allowances of $954,000 and $1,960,000, respectively, have been provided on the deferred tax assets related to these state NOL and tax credit carryforwards, which will expire between 2034 and 2043. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as projections for growth.

The Company establishes tax reserves in accordance with FASB ASC 740, *Income Taxes*. The following is a reconciliation of the Company's unrecognized tax benefits for the years ended December 31, 2023 and 2022:

	(In thousands)	
	2023	**2022**
Balance at January 1	$2,458	$2,375
Increases for tax positions taken related to the current year	544	628
Increases for tax positions taken related to prior years	70	32
Lapse of statute of limitations	(530)	(577)
Settlements	(61)	–
Balance at December 31	$2,481	$2,458

The ending net unrecognized tax benefits results from adjusting the gross balance for deferred tax items, interest and penalties, and deductible taxes. The net unrecognized tax benefits are included in Deferred Income Taxes and Federal and State Income Taxes - Non-current within the Consolidated Balance Sheet.

It is the Company's practice to include tax related interest expense, interest income, and penalties in tax expense. During the years ended December 31, 2023, 2022 and 2021, the Company accrued approximately $166,000, $169,000 and $169,000 in interest expense, respectively.

The Company is subject to U.S. federal income tax as well as income taxes of multiple states. Tax years 2020 through 2022 are currently open for examination. For all states in which it does business, the Company is subject to state audit statutes.

I. COMMITMENTS AND CONTINGENCIES:

The Company is involved in largely routine litigation incidental to its business. Management believes the ultimate outcome of this litigation will not have a material effect on the Company's consolidated financial position, liquidity, or results of operations.

J. CONCENTRATIONS:

In the Housewares/Small Appliance segment, there was one customer that accounted for 11% of consolidated net sales for the year ended December 31, 2023. There were no customer concentrations over 10% for the year ended December 31, 2022. There was one customer that accounted for 10% of consolidated net sales for the year ended December 31, 2021.

The Company sources most of its housewares/small appliances and certain safety products from vendors in the Orient and, as a result, risks deliveries from the Orient being disrupted by labor or supply problems at the vendors, or transportation delays. Should such problems or delays materialize, products might not be available in sufficient quantities during prime selling periods. The Company has made and will continue to make every reasonable effort to prevent these problems; however, there is no assurance that its efforts will be totally effective. As the majority of the Housewares/Small Appliance segment's and certain Safety segment's suppliers are located in China, periodic changes in the U.S. dollar and Chinese Renminbi (RMB) exchange rates do have an impact on the segment's product costs. To date, any material impact from fluctuations in the exchange rate has been to the cost of products secured via purchase orders issued subsequent to the currency value change. Foreign transaction gains/losses are immaterial to the financial statements for all years presented.

The Company's Defense segment manufactures products primarily for the U.S. Department of Defense (DOD) and DOD prime contractors. As a consequence, this segment's future business essentially depends on the product needs and governmental funding of the DOD. During 2023, 2022, and 2021, substantially all of the work performed by this segment directly or indirectly for the DOD was performed on a fixed-price basis. Under fixed-price contracts, the price paid to the contractor is awarded based on competition or negotiation at the outset of the contract and therefore, with the exception of limited escalation provisions on specific materials, is generally not subject to any adjustments reflecting the actual costs incurred by the contractor. In addition, in the case of the 40mm systems contract, key components and services are provided by third party subcontractors, several of which the segment is required to work with by government edict. Under the contract, the segment is responsible for the performance of those subcontractors, many of which it does not control. The Defense segment's contracts and subcontracts contain the customary provision permitting termination at any time for the convenience of the government, with payment for any work completed, associated profit, and inventory/work in process at the time of termination. Materials used in the Defense segment are available from multiple sources. As of December 31, 2023, 191 employees of Amron, or 19% of the Company's and its subsidiaries' total workforce, are members of the United Steel Workers union. The most recent contract between Amron and the union is effective through February 28, 2025.

K. ENVIRONMENTAL:

In May 1986, the Company's Eau Claire, Wisconsin site was placed on the United States Environmental Protection Agency's National Priorities List under the Comprehensive Environmental

Response, Compensation and Liability Act of 1980 because of hazardous waste deposited on the property. As of December 31, 1998, all remediation projects required at the Company's Eau Claire, Wisconsin site had been installed, were fully operational, and restoration activities had been completed. In addition, the Company is a member of a group of companies that may have disposed of waste into an Eau Claire area landfill in the 1960s and 1970s. After the landfill was closed, elevated volatile organic compounds were discovered in the groundwater. Remediation plans were established, and the costs associated with remediation and monitoring at the landfill are split evenly between the group and the city of Eau Claire. As of December 31, 2023, there does not appear to be exposure related to this site that would have a material impact on the operations or financial condition of the Company.

Based on factors known as of December 31, 2023, it is believed that the Company's existing environmental accrued liability reserve will be adequate to satisfy on-going remediation operations and monitoring activities both on- and off-site; however, should environmental agencies require additional studies, extended monitoring, or remediation projects, it is possible that the existing accrual could be inadequate. Management believes that in the absence of any unforeseen future developments, known environmental matters will not have any material effect on the results of operations or financial condition of the Company. The Company's environmental accrued liability on an undiscounted basis was $900,000 and $921,000 as of December 31, 2023 and 2022, respectively, and is included in accrued liabilities on its balance sheet.

Expected future payments for environmental matters are as follows:

YEARS ENDING DECEMBER 31	(In thousands)
2024	$190
2025	129
2026	118
2027	107
2028	96
Thereafter	260
	$900

L. BUSINESS SEGMENTS:

The Company operates in three business segments. The Company identifies its segments based on the Company's organization structure, which is primarily by principal products. The principal product groups are Housewares/Small Appliance, Defense, and Safety. Sales for all segments are primarily to customers in North America.

The Housewares/Small Appliance segment designs, markets, and distributes housewares and small appliances. The housewares/small appliance products are sold primarily in the United States and Canada directly to retail outlets and also through independent distributors. As more fully described in Note J, the Company primarily sources its Housewares/Small Appliance products from non-affiliated suppliers located in the Orient. Sales are seasonal, with the normal peak sales period occurring in the fourth quarter of the year prior to the holiday season.

The Defense segment was started in 2001 with the acquisition of AMTEC Corporation, which manufactures precision mechanical and electromechanical assemblies for the U.S. Government and prime contractors. During 2005, and again during 2010, AMTEC Corporation was one of two prime contractors selected by the Army to supply all requirements for the 40mm family of practice and tactical ammunition cartridges for a period of five years. In 2016, AMTEC was awarded a one-year contract, and in 2017 and 2022, it was awarded third and fourth five-year contracts, respectively as the sole prime contractor. AMTEC's manufacturing plant is located in Janesville, Wisconsin. Since the inception of the Defense segment in 2001, the Company has expanded the segment by making several strategic business acquisitions, and has additional facilities located in East Camden, Arkansas; Antigo, Wisconsin; Clear Lake, South Dakota, and Marshall, Texas. During 2003, the segment was expanded with the acquisition of Spectra Technologies, LLC of East Camden, Arkansas. This facility performs Load, Assemble, and Pack (LAP) operations on ordnance-related products for the U.S. Government and prime contractors. During 2006, the segment was expanded again with the acquisition of certain assets of Amron, LLC of Antigo, Wisconsin, which primarily manufactures cartridge cases used in medium caliber (20-50mm) ammunition. In 2011 the segment was further augmented with the purchase of certain assets of ALS Technologies, Inc. of Bull Shoals, Arkansas, which manufactured less lethal ammunitions. The Company subsequently relocated this operation to Perry, Florida, and in October of 2018, divested itself of the less lethal business. During 2014, the Company continued the expansion of the Defense segment with the purchase of substantially all of the assets of Chemring Energetic Devices, Inc. located in Clear Lake, South Dakota, and all of the real property owned by Technical Ordnance Realty, LLC. The Clear Lake facility manufactures detonators, booster pellets, release cartridges, lead azide, and other military energetic devices and materials. During 2022, the Company again expanded the Defense segment by acquiring the equity interests of Woodlawn Manufacturing, Ltd. Woodlawn Manufacturing, Ltd, is a high volume manufacturer of precision metal parts and assemblies primarily for the defense and aerospace industry. See Note P. The Defense segment's collection of facilities enables the Company to deliver in virtually all aspects of the manufacture of medium caliber training and tactical rounds. Those aspects include the fuze, the detonator, the metal parts (including the cartridge case), and load, assemble and pack of the final round.

The Safety segment was started in 2019 with the acquisition of OneEvent Technologies, Inc., which focuses on protection for buildings, homes, assets, and occupants. The company is located in Mount Horeb, Wisconsin and was established in 2014. OneEvent's cloud-based learning and analytics engine utilizes a series of sensing devices integrated with a cellular gateway to predict, alert, and prevent. Sensors measure a variety of environmental data including temperature, smoke, carbon monoxide, motion, humidity, water, and more. On purchase, it was combined with Rusoh, Inc. which designed and marketed fire extinguishers. Previous to 2019, Rusoh Inc. had been included in the Company's Housewares/Small Appliance segment. The Company divested of Rusoh, Inc. on November 14, 2023, and recognized proceeds of $2,000,000 and a gain on sale before taxes of $351,000. On July 29, 2022, certain assets were purchased and certain liabilities were assumed of Knox Safety, Inc., a company formed in 2019 with operations in Illinois and North Carolina. Knox Safety is a startup company that designs and sells carbon monoxide detectors for residential use. Subsequent to the acquisition, the company legally adopted the corporate name Rely Innovations, Inc. See Note P.

In the summary at right, operating profit represents earnings before other income, income taxes. The Company's segments operate discretely from each other with no shared, owned or leased manufacturing facilities. Costs associated with corporate activities (such as cash and marketable securities management) and the assets associated with such activities are included within the Housewares/Small Appliance segment for all periods presented.

(In thousands)	HOUSEWARES/ SMALL APPLIANCE	DEFENSE	SAFETY	TOTAL
Year ended December 31, 2023				
External net sales	$ 97,619	$ 241,703	$ 1,590	$340,912
Gross profit (loss)	19,867	52,003	(4,418)	67,452
Operating profit (loss)	7,352	38,286	(10,605)	35,033
Total assets	191,902	242,272	6,362	440,536
Depreciation and amortization	1,030	4,635	342	6,007
Capital expenditures	488	1,168	184	1,840
Year ended December 31, 2022				
External net sales	$118,347	$202,483	$ 793	$321,623
Gross profit (loss)	17,422	42,638	(4,935)	55,125
Operating profit (loss)	5,262	31,644	(14,779)	22,127
Total assets	211,804	194,422	5,621	411,847
Depreciation and amortization	975	1,613	391	2,979
Capital expenditures	527	393	110	1,030
Year ended December 31, 2021				
External net sales	$115,924	$ 239,514	$ 339	$355,777
Gross profit (loss)	9,974	61,205	(6,783)	64,396
Operating profit (loss)	(2,631)	51,216	(18,556)	30,029
Total assets	242,456	168,296	9,646	420,398
Depreciation and amortization	1,215	1,530	233	2,978
Capital expenditures	738	1,966	162	2,866

M. LEASES:

The Company accounts for leases under ASC *Topic 842, Leases*. The Company's leasing activities include roles as both lessee and lessor. As lessee, the Company's primary leasing activities include buildings and structures to support its manufacturing operations at one location in its Defense segment, warehouse space and equipment to support its distribution center operations in its Housewares/Small Appliances segment, and office space to support its Safety segment's operations. As lessor, the Company's primary leasing activity is comprised of manufacturing and office space located adjacent to its corporate offices. All of the Company's leases are classified as operating leases.

The Company's leases as lessee in its Defense segment provide for variable lease payments that are based on changes in the Consumer Price Index. As lessor, the Company's primary lease also provides for variable lease payments that are also based on changes in the Consumer Price Index, as well as on increases in costs of insurance, real estate taxes, and utilities related to the leased space. Generally, all of the Company's lease contracts provide for options to extend and terminate them. The majority of lease terms of the Company's lease contracts recognized on the balance sheet reflect extension options, while none reflect early termination options.

The Company has determined that the incremental borrowing rates implicit in its leases are not readily determinable and estimates those rates utilizing quotes from financial institutions for real estate and equipment, as applicable, over periods of time similar to the terms of its leases. The Company has entered

into various short-term leases as lessee and has elected a non-recognition accounting policy, as permitted by ASC *Topic 842*.

	Years Ending (In thousands)		
SUMMARY OF LEASE COST	2023	2022	2021
Operating lease cost	$1,215	$1,079	$ 938
Short-term and variable lease cost	206	169	252
Total lease cost	$1,421	$1,248	$1,190

Rent expense was approximately $1,348,000, $1,129,000, and $1,076,000 for the years ended December 31, 2023, 2022, and 2021, respectively. Operating cash used for operating leases was $1,421,000, $1,248,000, and $1,190,000 for the years ended December 31, 2023, 2022, and 2021, respectively. The weighted-average remaining lease term was 19.5 years, and the weighted-average discount rate was 4.8% as of December 31, 2023.

Maturities of operating lease liabilities are as follows:

YEARS ENDING DECEMBER 31	(In thousands)
2024	$ 1,005
2025	879
2026	807
2027	808
2028	814
Thereafter	13,009
Total lease payments	$17,322
Less: future interest expense	6,658
Lease liabilities	$10,664

Lease income from operating lease payments was $2,281,000, $2,195,000, $1,971,000 for the years ended December 31, 2023, 2022, and 2021, respectively and is included in Other income on the Consolidated Statements of Comprehensive Income. Undiscounted cash flows provided by lease payments are expected as follows:

YEARS ENDING DECEMBER 31	(In thousands)
2024	$ 2,186
2025	2,186
2026	2,186
2027	2,186
2028	2,186
Thereafter	6,558
Total lease payments	$17,488

The Company considers risk associated with the residual value of its leased real property to be low, given the nature of the long-term lease agreement, the Company's ability to control the maintenance of the property, and the creditworthiness of the lessee. The residual value risk is further mitigated by the long-lived nature of the property, and the propensity of such assets to hold their value or, in some cases, appreciate in value.

N. INTERIM FINANCIAL INFORMATION (UNAUDITED):

The following represents quarterly unaudited financial information for 2023 and 2022:

(In thousands, except per share data)

QUARTER	NET SALES	GROSS PROFIT	NET EARNINGS	PER SHARE (basic and diluted) NET EARNINGS
2023				
First	$ 80,409	$18,020	$ 8,878	$1.25
Second	78,946	13,380	5,503	0.77
Third	83,141	15,399	7,019	0.99
Fourth	98,416	20,653	13,159	1.85
Total	$340,912	$67,452	$34,559	$4.86
2022				
First	$ 60,754	$ 9,711	$ 2,915	$0.41
Second	77,138	15,038	6,684	0.94
Third	69,683	17,062	8,927	1.26
Fourth	114,048	13,314	2,173	0.31
Total	$321,623	$55,125	$20,699	$2.92

Fourth quarter sales are impacted by the holiday driven seasonality of the Housewares/Small Appliance segment. This segment typically orders/purchases inventory during the first three quarters to meet the sales demand of the fourth quarter. The Defense and Safety segments are typically non-seasonal.

O. LINE OF CREDIT AND COMMERCIAL LETTERS OF CREDIT:

The Company maintained an unsecured line of credit for short term operating cash needs of $5,000,000 as of December 31, 2023 and 2022. There were no amounts outstanding under this line of credit as of December 31, 2023 and 2022, which expires September 30, 2024. The interest rate on the line of credit is reset monthly to the 30-day Secured Overnight Financing Rate (SOFR) plus one half of one percent. In addition, the Company did not issue commercial letters of credit as of December 31, 2023 and 2022.

P. BUSINESS ACQUISITIONS:

On July 29, 2022, the Company's wholly owned subsidiary, UESCO, Inc., purchased with cash on hand of $3,125,000 certain assets and assumed certain liabilities of Knox Safety, Inc., a company formed in 2019 with operations in Illinois and North Carolina. In addition, upon closing the Company paid a deposit of $500,000 and, subsequently in the first fiscal quarter of 2023, an additional deposit of $1,000,000 to a vendor that had previously been a supplier of Knox Safety. Knox Safety is a startup company that designs and sells carbon monoxide detectors for residential use, the acquisition of which should complement the product lines currently offered by the Company's Safety segment. Subsequent to the acquisition of Knox Safety, UESCO legally adopted the corporate name Rely Innovations, Inc.

The acquisition was accounted for under the acquisition method of accounting with the Company treated as the acquiring entity. Accordingly, the consideration paid by the Company to complete the acquisition was recorded to the assets acquired and liabilities assumed based upon their estimated fair values as of the date of acquisition. The carrying values for current assets and liabilities were deemed to approximate their fair values due to the short-term nature of these assets and liabilities. The following table shows the amounts recorded as of their acquisition date.

	(In thousands)
Accounts receivable	$1,832
Inventories	1,274
Other current assets	7
Property, plant and equipment	868
Intangible assets	290
Right-of-use lease assets	1,126
Total assets acquired	5,397
Less: Current liabilities assumed	(776)
Less: Lease liability – noncurrent	(1,004)
Net assets acquired	$3,617

The acquired intangibles primarily included trademarks and safety certifications that will be amortized over a period of two years. Due to its startup nature and history of operating losses, the acquisition of Knox Safety resulted in a bargain purchase gain of $492,000, which was included with Selling and general expenses in the Consolidated Statements of Comprehensive Income. There was no material tax impact from the acquisition on the Company's Consolidated Financial Statements. The Company's results of operations for 2022 included revenue of $265,000 and loss of ($1,546,000) from the acquired facility from the date of acquisition through December 31, 2022.

On October 26, 2022, the Company's wholly owned subsidiary, National Defense Corporation, and newly formed subsidiary Woodlawn Manufacturing, LLC, acquired with cash on hand of $21,558,000 the equity interests of Woodlawn Manufacturing, Ltd. Woodlawn Manufacturing, Ltd, is a high volume manufacturer of precision metal parts and assemblies primarily for the defense and aerospace industry.

The acquisition was accounted for under the acquisition method of accounting with the Company treated as the acquiring entity. Accordingly, the consideration paid by the Company to complete the acquisition was recorded to the assets acquired and liabilities assumed based upon their estimated fair values as of the date of acquisition. The carrying values for current assets and liabilities were deemed to approximate their fair values due to the short-term nature of these assets and liabilities. The following table shows the amounts recorded as of their acquisition date. During the quarter ended April 2, 2023, $860,000 of additional deferred tax liabilities were identified that would have existed as of the date of acquisition. Accordingly, both Goodwill and Deferred tax liability balances were increased during that quarter. Additionally, the Company reclassed land assets to land improvement assets during 2023. The reclass had no net effect on property, plant, and equipment. The table below reflects those adjustments.

	(In thousands)
Accounts receivable	$ 2,136
Inventories	2,309
Other current assets	130
Property, plant and equipment	6,400
Intangible assets	6,058
Goodwill	7,948
Total assets acquired	24,981
Less: Current liabilities assumed	(1,084)
Less: Deferred tax liability	(2,339)
Net assets acquired	$21,558

The acquired intangible assets primarily include customer contracts and will be amortized over a period of four years. The amount of goodwill recorded reflects expected earning potential and synergies with other operations in the Defense segment. The recorded goodwill is not deductible for income tax purposes. The Company's results of operations for 2022 included revenue of $3,219,000 and net earnings of $101,000 from the acquired facility from the date of acquisition through December 31, 2022.

The following pro forma condensed consolidated results of operations has been prepared as if the acquisitions had occurred as of January 1, 2021.

	(unaudited) (In thousands, except per share data) Year Ended 12/31/2022	(unaudited) (In thousands, except per share data) Year Ended 12/31/2021
Net sales	$340,140	$371,058
Net earnings	19,299	24,088
Net earning per share (basic and diluted)	$ 2.92	$ 3.63
Weighted average shares outstanding (basic and diluted)	7,081	7,060

The unaudited pro forma financial information presented above is not intended to represent or be indicative of what would

have occurred if the transactions had taken place on the dates presented and is not indicative of what the Company's actual results of operations would have been had the acquisition been completed at the beginning of the periods indicated above. The pro forma combined results reflect one-time costs to fully merge and operate the combined organization more efficiently, but do not reflect anticipated synergies expected to result from the combination and should not be relied upon as being indicative of the future results that the Company will experience.

Q. OTHER:

The Company had entered into a licensing agreement with another firm that holds intellectual property in the Rusoh® self-service/self-reloadable fire extinguisher. Under the agreement, the Company had advanced the entity funds and agreed to pay royalties to the entity on the commercial sales of the developed products. The fire extinguisher was introduced to the commercial market in 2017 and the retail market in 2021, and experienced several obstacles in both markets. As the promisor's ability to pay had been hindered by lack of royalties earned and projected to be earned under the agreement, repayment of the notes was doubtful. Accordingly, at December 31, 2021, the Company fully reserved both the notes and accrued interest receivable. Notes receivable plus accrued interest of $7,615,000 related to the license agreement were previously classified as non-current Notes Receivable on the Company's Consolidated Balance Sheets. The charge related to the impairment was included in the Selling and general expenses on the Consolidated Statements of Comprehensive Income for the year ended December 31, 2021. The Company terminated its agreement with the other firm on November 14, 2023, upon the sale of Rusoh, Inc. to the firm. (See Note L.).

R. SUBSEQUENT EVENTS:

The Company evaluates events that occur through the filing date and discloses any material events or transactions.

On February 16, 2024, the Company's Board of Directors announced a regular dividend of $1.00 per share, plus an extra dividend of $3.50. On March 15, 2024, a payment of $32,029,000 was made to stockholders of record as of March 1, 2024.

To the Shareholders and the Board of Directors of National Presto Industries, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of National Presto Industries, Inc. and its subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes to the consolidated financial statements and schedule II (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 15, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that is communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition – Defense Segment Contracts

As described in Note A (13) and L to the financial statements, the Company's external net sales recognized for its Defense segment amounted to $242 million for the year ended December 31, 2023. The Company's contracts in the Defense segment are primarily with the U.S. Department of Defense (DOD) and DOD prime contractors. The Company generally recognized revenue on these contracts at a point in time when the customer obtains legal title and formally documents that it has accepted the products. There are certain termination clauses in Defense segment contracts that could give rise to an over-time pattern of recognition of revenue in the absence of alternative use of the product. Significant judgment is required by management to conclude whether or not (i) the Company has an enforceable right to payment for its performance to date under the contract and (ii) the asset created by the Company's performance under the contract has an alternative use to the Company.

We identified the determination of whether control in Defense segment sales contracts transfers to the customer at a point in time or over time as a critical audit matter because of the significant assumptions and judgments made by management. Auditing management's assumptions and judgements regarding when control transfers involved a high degree of auditor judgment and an increased effort.

Our audit procedures related to management's determination of when control transfers to the customer in Defense segment sales contracts included the following, among others:

- We obtained an understanding of the relevant controls related to the timing of revenue recognition on Defense contracts and tested such controls for design and operating effectiveness, including management review controls related to the evaluation of relevant contract terms and conditions impacting whether revenue is recognized over time or at a point in time.

- We assessed the reasonableness of the timing of revenue recognition for a sample of revenue contracts through:

  - Reviewing contract terms, including evaluating whether the Company has an enforceable right to payment for its performance to date under the contract and whether contractual restrictions prohibit the Company from redirecting a completed asset to another customer.

  - Evaluating evidence that the assets created by the Company's performance under the contract have an alternative use by verifying sales of the same or similar products to other customers.

- We reviewed government contracts under ASC 606 to assist in the evaluation of management's assessment of positive and negative evidence and their conclusions of the timing of when control has been transferred to its customers under the contract.

 /s/ RSM US LLP

We have served as the Company's auditor since 2021.

Milwaukee, Wisconsin
March 15, 2024

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-looking statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations, elsewhere in this Company's 2023 Annual Report to Shareholders, in the Form 10-K for fiscal year ended December 31, 2023, in the Proxy Statement for the annual meeting to be held May 21, 2024, and in the Company's press releases and oral statements made with the approval of an authorized executive officer are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made herein. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed herein and in the notes to Consolidated Financial Statements, among the other factors that could cause actual results to differ materially are the following: consumer spending and debt levels; interest rates; continuity of relationships with and purchases by major customers; product mix; the benefit and risk of business acquisitions; competitive pressure on sales and pricing; development and market acceptance of new products; increases in material, freight/shipping, tariffs, or production cost which cannot be recouped in product pricing; delays or interruptions in shipping or production; shipment of defective product which could result in product liability claims or recalls; work or labor disruptions stemming from a unionized work force; changes in government requirements, military spending, and funding of government contracts which could result, among other things, in the modification or termination of existing contracts; dependence on subcontractors or vendors to perform as required by contract; the ability of startup businesses to ultimately have the potential to be successful; the efficient start-up and utilization of capital and equipment investments; political actions of federal and state governments which could have an impact on everything from the value of the U.S. dollar vis-à-vis other currencies to the availability of affordable labor and energy; and security breaches and disruptions to our information technology system. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings.

2023 COMPARED TO 2022

Readers are directed to Note L, "Business Segments," to the Company's Consolidated Financial Statements for data on the financial results of the Company's three business segments for the years ended December 31, 2023 and 2022.

On a consolidated basis, sales increased by $19,289,000 (6%), gross profit increased by $12,327,000 (22%), selling and general expense increased by $3,663,000 (14%), intangibles amortization increased by $1,053,000 (181%) and Impairments – goodwill and intangible assets decreased $5,295,000. Other income increased by $3,581,000 (94%), earnings before provision for income taxes increased by $16,487,000 (64%), and net earnings increased by $13,860,000 (67%). Details

concerning these changes can be found in the comments, by segment, below.

Net sales of the Housewares/Small Appliance segment decreased by $20,729,000, from $118,347,000 to $97,619,000, or 18%. Approximately 30% of which was attributable to a decrease in pricing with the balance due to changes in units shipped and mix. Net sales of the Defense segment increased by $39,220,000, from $202,483,000 to $241,703,000, or 19%, reflecting an increase in units shipped. In addition, as Woodlawn Manufacturing, Ltd. was acquired during the fourth quarter of 2022 (see Note P to the Company's Consolidated Financial Statements), 2023 was the first full year that its operations were reflected in the segment's sales.

Gross profit of the Housewares/Small Appliance segment increased $2,445,000 from $17,422,000 (15% of sales) in 2022 to $19,867,000 (20% of sales) in 2023, primarily reflecting the absence of the levels of inventory adjustments made in the prior year. Those adjustments related to obsolete or excess inventory adjustments of $3,613,000, and decrease in standard unit costs of $3,108,000 that were not offset by decreases in the segment's LIFO inventory reserve. Decreased ocean cargo and inland freight costs and a more favorable U.S. Dollar-RMB exchange rate affected margins to a lesser degree. These elements were partially offset by the changes in pricing and unit shipments mentioned above. Defense gross profit increased $9,365,000 from $42,638,000 (21% of sales) in 2022 to $52,003,000 (22% of sales) in 2023, primarily reflecting the increase in sales mentioned above, and comparatively more efficient operations. Due to the startup nature of the businesses in the Safety segment, gross margins were negative in both years. Fiscal year 2023 included a full year of operations of Rely Innovations, Inc., which was acquired in July of 2022. See Note P. This increase in operating losses was offset by the absence of the prior year's write-downs of inventory and materials to reflect realizable values of $1,822,000, leading to the comparative increase in gross margin of $517,000.

Selling and general expenses for the Housewares/Small Appliance segment increased $355,000, primarily reflecting increased compensation/payroll costs of $503,000, and changes to accrual levels, which included increased bad debt reserves of $285,000 and decreased legal and professional fees of $534,000. Defense segment selling and general expenses increased $1,606,000, primarily due to increased compensation/payroll costs of $724,000, insurance settlement/ deductible costs of $538,000 and a full year of selling and general expenses of Woodlawn Manufacturing, Ltd., which was acquired, during the fourth quarter of 2022. The increase in Woodlawn's selling and general expenses was $405,000. Safety segment selling and general expenses increased $1,702,000, primarily reflecting increased compensation/payroll costs of $1,420,000 and the absence of the prior year bargain purchase gain of $492,000 recognized upon the acquisition of Knox Safety, Inc., partially offset by the gain on the sale of Rusoh, Inc. of $351,000. See Notes L and P to the Company's Consolidated Financial Statements.

Intangibles amortization increased as a result of the acquisition of contracts/customer relationship and intellectual property intangibles in the acquisitions of Knox Safety, Inc. and Woodlawn Manufacturing, Ltd. See Note P to the Company's Consolidated Financial Statements.

Impairment – goodwill and intangible assets decreased as a result of the absence of the prior year's impairment of goodwill and technology intangibles in the Safety segment. See Note A(10) and Note A(11) to the Consolidated Financial Statements.

The above items were responsible for the change in operating profit from continuing operations.

Other income increased $3,581,000, which was primarily attributable to higher interest earned with higher yields, partially offset by a reduced portfolio of marketable securities.

Earnings before provision for income taxes increased $16,487,000 from $25,944,000 to $42,431,000. The provision for income taxes increased from $5,245,000 to $7,872,000, which resulted in an effective income tax rate of 19% and 20% for the years ended December 31, 2023 and 2022, respectively. Net earnings increased $13,860,000 from $20,699,000 to $34,559,000.

2022 COMPARED TO 2021

Readers are directed to Note L, "Business Segments," to the Company's Consolidated Financial Statements for data on the financial results of the Company's three business segments for the years ended December 31, 2022 and 2021.

On a consolidated basis, sales decreased by $34,154,000 (10%), gross profit decreased by $9,271,000 (14%), selling and general expense decreased by $7,032,000 (21%), intangibles amortization increased by $368,000 (172%) and Impairments – goodwill and intangible assets increased $5,295,000. Other income increased by $1,387,000 (57%), earnings before provision for income taxes decreased by $6,515,000 (20%), and net earnings decreased by $4,955,000 (19%). Details concerning these changes can be found in the comments by segment below.

Housewares/Small Appliance net sales increased by $2,424,000, from $115,924,000 to $118,348,000, or 2%, primarily attributable to an increase in pricing and changes in mix. Approximately 85% of the increase from price and mix changes were offset by a decrease in units shipped. The increase was further offset by the absence of the prior year's partial reversal of $1,530,000 of a reserve for estimated refunds related to a product recall of indoor smokers. Defense net sales decreased by $37,031,000, from $239,514,000 to $202,483,000, or 15%, reflecting a decrease in units shipped.

Housewares/Small Appliance gross profit increased $7,448,000 from $9,974,000 (9% of sales) in 2021 to $17,422,000 (15% of sales) in 2022, primarily reflecting the changes in pricing and mix mentioned above, augmented by decreased ocean cargo and inland freight costs, partially offset by the decrease in unit shipments, as well as adjustments related to obsolete or excess inventory levels of $3,613,000, and decreases in standard unit costs of $3,108,000 that were not offset by decreases in the segment's LIFO inventory reserve. Defense gross profit decreased $18,567,000 from $61,205,000 (26% of sales) to $42,638,000 (21% of sales), primarily reflecting the decrease in sales mentioned above, a less favorable mix, inefficiencies from labor shortages, delays in securing materials and other supply chain issues. Due to the startup nature of the businesses in the Safety segment, gross margins were negative in both years. A reduction in the amount of write-downs of inventory and materials at Rusoh, Inc. to reflect realizable values contributed to the comparative increase in gross margin of $1,848,000.

Selling and general expenses for the Housewares/Small Appliance segment decreased $446,000, primarily reflecting lower health and accident expenses of $699,000, product liability costs of $383,000, and insurance costs of $164,000. These decreases were partially offset by higher legal and professional expenses of $567,000 and compensation expenses of $175,000. Defense segment selling and general expenses increased $680,000, primarily due to increased legal and professional expenses of $302,000, increased compensation/payroll costs of $209,000, and increased marketing costs of $121,000. Safety segment selling and general expenses decreased $7,267,000, primarily reflecting the absence of prior year impairment of $7,615,000 of notes receivable and related interest held by Rusoh, Inc., augmented by the bargain purchase gain of $492,000 recognized upon the acquisition of Knox Safety, Inc. See Note P. These were offset in part by increased compensation expenses of $311,000 and legal and professional expenses of $383,000, both largely related to the acquisition of Knox Safety, Inc.

Intangibles amortization increased as a result of the acquisition of contracts/customer relationship and intellectual property intangibles in the acquisitions of Knox Safety, Inc. and Woodlawn Manufacturing, Ltd. See Note P to the Consolidated Financial Statements.

Impairment – goodwill and intangible assets increased as a result of impairments of goodwill and technology intangibles in the Safety segment. See Note A (10) and Note A (11) to the Consolidated Financial Statements.

The above items were responsible for the change in operating profit from continuing operations.

Other income increased $1,387,000, which was primarily attributable to higher interest earned with higher yields, offset in part by a reduced portfolio of marketable securities.

Earnings before provision for income taxes decreased $6,515,000 from $32,459,000 to $25,944,000. The provision for income taxes decreased from $6,805,000 to $5,245,000, which resulted in an effective income tax rate of 20% and 21% for the years ended December 31, 2022 and 2021, respectively. Net earnings decreased $4,955,000 from $25,654,000 to $20,699,000.

Management's Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES

2023 COMPARED TO 2022

Cash provided by operating activities was $45,389,000 during 2023 as compared to $8,768,000 during 2022. The principal factors behind the increase in cash provided can be found in the changes in the components of working capital within the Consolidated Statements of Cash Flows. Of particular note during 2023 were net earnings of $34,559,000, which included total non-cash depreciation and amortization of $6,007,000, decreases in accounts receivable levels and deposits made to vendors (included in other assets and current assets), and a net increase in payable and accrual levels. These were partially offset by non-cash deferred income tax benefit of $1,190,000 and an increase in inventory levels. Of particular note during 2022 were net earnings of $20,699,000, which included a non-cash loss on impairment of goodwill and intangible assets of $5,295,000 and total non-cash depreciation and amortization expenses of $3,347,000. These were partially offset by a non-cash deferred income tax benefit of $2,311,000 and increases in accounts receivable and inventory levels.

Net cash used in investing activities was $447,000 during 2023 as compared to $16,436,000 during 2022. Of note during 2023 were proceeds from sale of subsidiary of $2,000,000, net purchases of marketable securities of $1,466,000 and purchases of plant and equipment of $1,840,000. During 2022 the Company acquired two businesses for $24,683,000 net of cash acquired and purchased plant and equipment for $1,030,000. These were partially offset by net sales and maturities of marketable securities of $9,171,000.

Based on the accounting profession's 2005 interpretation of cash equivalents under Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 230, the Company's variable rate demand notes have been classified as marketable securities. This interpretation, which is contrary to the interpretation that the Company's representative received directly from the FASB (which indicated it would not object to the Company's classification of variable rate demand notes as cash equivalents), has resulted in a presentation of the Company's Consolidated Balance Sheets that the Company believes understates the true liquidity of the Company's income portfolio. As of December 31, 2023 and 2022, $5,123,000 and $3,638,000, respectively, of variable rate demand notes are classified as marketable securities. These notes have structural features that allow the Company to tender them at par plus interest within any 7-day period for cash to the notes' trustees or remarketers and thus provide the liquidity of cash equivalents.

Cash flows from financing activities for 2023 and 2022 primarily differed as a result of the $0.50 per share decrease in the extra dividend paid during these years. Cash flows for both years also reflected the proceeds from the sale of treasury stock to a Company sponsored retirement plan.

As a result of the foregoing factors, cash and cash equivalents increased in 2023 by $16,946,000 to $87,657,000.

Working capital increased by $15,100,000 to $288,091,000 at December 31, 2023 for the reasons stated above. The Company's current ratio was 5.0 to 1.0 at December 31, 2023 and 6.1 to 1.0 at December 31, 2022.

The Company expects to continue to evaluate acquisition opportunities that align with its business segments and will make further acquisitions, as well as continue to make capital investments in these segments per existing authorized projects and for additional projects if the appropriate return on investment is projected.

The Company has substantial liquidity in the form of cash and cash equivalents and marketable securities to meet all of its anticipated capital requirements, to make dividend payments, and to fund future growth through acquisitions and other means. The bulk of its marketable securities are invested in the variable rate demand notes described above, in municipal bonds that are pre-refunded with escrowed U.S. Treasuries, and certificates of deposit. The Company intends to continue its investment strategy of safety and short-term liquidity throughout its investment holdings.

The Company's principal commitments consist of purchase and lease obligations. Purchase obligations include outstanding purchase orders issued to the Company's Housewares and Safety segments' manufacturers in the Orient and to material suppliers and contractors in the Defense segment, and as of December 31, 2023 amounted to approximately $343,580,000. The Company can cancel or change many of these purchase orders, but may incur costs if its supplier cannot use the material to manufacture the Company's or other customers' products in other applications or return the material to their supplier. As a result, the actual amount the Company is obligated to pay cannot be reasonably estimated. Lease obligations are described in Note M – Leases to the consolidated financial statements included in this Annual Report.

2022 COMPARED TO 2021

Cash provided by operating activities was $8,768,000 during 2022 as compared to $34,688,000 during 2021. The principal factors behind the decrease in cash provided can be found in the changes in the components of working capital within the Consolidated Statements of Cash Flows. Of particular note during 2022 were net earnings of $20,699,000, which included a non-cash loss on impairment of goodwill and intangible assets of $5,295,000 and total non-cash depreciation and amortization expenses of $3,347,000. These were partially offset by a non-cash deferred income tax benefit of $2,311,000 and increases in accounts receivable and inventory levels. Of particular note during 2021 were net earnings of $25,654,000, which included a non-cash provision for doubtful notes and accounts receivable of $7,665,000, total non-cash depreciation and amortization expenses of $2,978,000, a non-cash deferred income tax benefit of $1,612,000, and net decreases in deposits made to vendors included in other assets and current assets and accounts receivable. These were partially offset by an increase in inventory levels and a net decrease in payable and accrual levels.

Net cash used in investing activities was $16,436,000 during 2022 as compared to $32,548,000 provided by investing activities during 2021. During 2022 the Company acquired two businesses for $24,683,000 net of cash acquired, and purchased plant and equipment for $1,030,000. These were partially offset by net sales and maturities of marketable securities of $9,171,000. Of note during 2021 were net sales and maturities of marketable securities of $34,621,000 offset by the purchase of plant and equipment of $2,866,000, which primarily included expenditures to augment the Company's production facilities in the Defense segment.

Based on the accounting profession's 2005 interpretation of cash equivalents under Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 230, the Company's variable rate demand notes have been classified as marketable securities. This interpretation, which is contrary to the interpretation that the Company's representative received directly from the FASB (which indicated it would not object to the Company's classification of variable rate demand notes as cash equivalents), has resulted in a presentation of the Company's Consolidated Balance Sheets that the Company believes understates the true liquidity of the Company's income portfolio. As of December 31, 2022 and 2021, $3,638,000 and $25,427,000, respectively, of variable rate demand notes are classified as marketable securities. These notes have structural features that allow the Company to tender them at par plus interest within any 7-day period for cash to the notes' trustees or remarketers and thus provide the liquidity of cash equivalents.

Cash flows from financing activities for 2022 and 2021 primarily differed as a result of the $1.75 per share decrease in the extra dividend paid during these years. Cash flows for both years also reflected the proceeds from the sale of treasury stock to a Company sponsored retirement plan.

As a result of the foregoing factors, cash and cash equivalents decreased in 2022 by $39,094,000 to $70,711,000.

Working capital decreased by $21,903,000 to $272,991,000 at December 31, 2022 for the reasons stated above. The Company's current ratio was 6.1 to 1.0 at December 31, 2022 and 6.6 to 1.0 at December 31, 2021.

DEFENSE SEGMENT BACKLOG

The Company's Defense segment contract backlog was approximately $564,005,000 at December 31, 2023, and $505,069,000 at December 31, 2022. Backlog is defined as the value of orders from the customer less the amount of sales recognized against the orders. It is anticipated that the backlog will be produced and shipped during an 18- to 36-month period.

CRITICAL ACCOUNTING ESTIMATES

The Company's discussion and analysis of financial condition and results of operations are based upon its Consolidated Financial Statements. The preparation of the Company's Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amount of reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and revenues and expenses during the periods reported. The estimates are based on experience and other assumptions that the Company believes are reasonable under the circumstances, and these estimates are evaluated on an ongoing basis. Actual results may differ from those estimates.

The Company's critical accounting policies are those that materially affect its Consolidated Financial Statements and involve difficult, subjective, or complex judgments by management. The Company reviewed the development and selection of the critical accounting policies and believes the following are the most critical accounting policies that could have an effect on the Company's reported results as they involve the use of significant estimates and assumptions as described above. These critical accounting policies and estimates have been reviewed with the Audit Committee of the Board of Directors. See Note A - Summary of Significant Accounting Policies to the Consolidated Financial Statements for more detailed information regarding the Company's critical accounting policies.

Inventories:

New Housewares/Small Appliance and Safety product introductions are an important part of the Company's sales. In the case of the Housewares/Small Appliance segment, the introductions are important to offset the morbidity rate of other products and/or the effect of lowered acceptance of seasonal products due to weather conditions. New products entail unusual risks and have occasionally, in the past, resulted in losses related to obsolete or excess inventory as a result of low or diminishing demand for a product. The Housewares/Small Appliance segment recorded impairments related to such losses of $1,216,000 and $3,613,000 in 2023 and 2022, respectively. The Safety segment recorded impairments of $1,822,000 and $3,090,000 in 2022 and 2021, respectively, largely due to aged Rusoh extinguisher inventory. Fire safety regulations require fire extinguishers to be replaced or torn down every 12 years after the date of manufacture. There were no other obsolescence issues that had a material effect during the current year. In the future should product demand issues arise, the Company may incur losses related to the obsolescence of the related inventory. Inventory risk for the Company's Defense segment is not deemed to be significant, as products are largely built pursuant to customers' specific orders.

Self-Insured Product Liability & Health Insurance:

The Company is subject to product liability claims in the normal course of business and is self-insured for health care costs, although it does carry stop loss and other insurance to cover claims once a health care claim reaches a specified threshold. The Company's insurance coverage varies from policy year to policy year, and there are typically limits on all types of insurance coverage, which also vary from policy year to policy year. Accordingly, the Company records an accrual for known claims and incurred but not reported claims, including an estimate for related legal fees in the Company's Consolidated Financial Statements. The Company utilizes historical trends and other analysis to assist in determining the appropriate accrual. There are no known claims that would have a material adverse impact on the Company beyond the reserve levels that have been accrued and recorded on the Company's books and records. An increase in the number or magnitude of claims could have a material impact on the Company's financial condition and results of operations.

Revenues:
Sales are recorded net of discounts and returns for the Housewares/Small Appliance segment. Sales discounts and returns are key aspects of variable consideration, which is a significant estimate utilized in revenue recognition. Sales returns pertain primarily to warranty returns, returns of seasonal items, and returns of those newly introduced products sold with a return privilege. The calculation of warranty returns is based in large part on historical data, while seasonal and new product returns are primarily developed using customer provided information.

Impairment and Valuation of Long-lived Assets and Goodwill:
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Long-lived assets consist of property, plant and equipment and intangible assets, including the value of contracts/customer relationships, trademarks and safety certifications, trade secrets, and technology software. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, the amounts of the cash flows and the asset's residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. The Company uses internal discounted cash flows estimates, quoted market prices when available and independent appraisals, as appropriate, to determine fair value. The Company derives the required cash flow estimates from its historical experience and its internal business plans.

The Company recognizes the excess cost of acquired entities over the net amount assigned to the fair value of assets acquired and liabilities assumed as goodwill. Goodwill is tested for impairment on an annual basis at the start of the fourth quarter and between annual tests whenever an impairment is indicated. The impairment test for goodwill requires the determination of fair value of the reporting unit. The Company uses multiples of earnings before interest, taxes, depreciation, and amortization ("EBITDA"), sales, and discounted cash flow models, which are described above, to determine the reporting unit's fair value, as appropriate.

NEW ACCOUNTING PRONOUNCEMENTS

Please refer to Note A(18) to the Company's Consolidated Financial Statements for information related to the effect of adopting new accounting pronouncements on the Company's Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's interest income on cash equivalents and marketable securities is affected by changes in interest rates in the United States. Cash equivalents primarily consist of money market funds. Based on the accounting profession's interpretation of cash equivalents under FASB ASC 230, the Company's seven-day variable rate demand notes are classified as marketable securities rather than as cash equivalents. The demand notes are highly liquid instruments with interest rates set every seven days that can be tendered to the trustee or remarketer upon seven days notice for payment of principal and accrued interest amounts. The seven-day tender feature of these variable rate demand notes is further supported by an irrevocable letter of credit from highly rated U.S. banks. To the extent a bond is not remarketed at par plus accrued interest, the difference is drawn from the bank's letter of credit. The Company has had no issues tendering these notes to the trustees or remarketers. Other than a failure of a major U.S. bank, there are no known risks of which the Company is aware that relate to these notes in the current market. The balance of the Company's investments is held primarily in fixed rate municipal bonds and certificates of deposits with an average life of 0.8 years. Accordingly, changes in interest rates have not had a material effect on the Company, and the Company does not anticipate that future exposure to interest rate market risk will be material. The Company uses sensitivity analysis to determine its exposure to changes in interest rates.

The Company has no history of, and does not anticipate in the future, investing in derivative financial instruments. Most transactions with international customers are entered into in U.S. dollars, precluding the need for foreign currency cash flow hedges. As the majority of the Housewares/Small Appliance segment's suppliers are located in China, periodic changes in the U.S. dollar and Chinese Renminbi (RMB) exchange rates do have an impact on that segment's product costs. It is anticipated that any potential material impact from fluctuations in the exchange rate will be to the cost of products secured via purchase orders issued subsequent to the revaluation.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

CONTROLS AND PROCEDURES

EVALUATION OF
DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, including the Chief Executive Officer and Treasurer (principal financial officer), conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 (the "1934 Act") as of December 31, 2023. Based on that evaluation, the Company's Chief Executive Officer and Treasurer (principal financial officer) concluded that the Company's disclosure controls and procedures were effective as of that date.

There were no changes to internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of National Presto Industries, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the 1934 Act. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework (2013)*. Based on this assessment and those criteria, management concluded that as of December 31, 2023, the Company's internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the 1934 Act, was effective.

The Company's independent registered public accounting firm has issued its report on the effectiveness of the Company's internal control over financial reporting. The report appears on the following page.

To the Shareholders and the Board of Directors of National Presto Industries, Inc.

Opinion on the Internal Control Over Financial Reporting

We have audited National Presto Industries, Inc.'s (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company and our report dated March 15, 2024 expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

Milwaukee, Wisconsin
March 15, 2024

Performance Graph (unaudited)

The performance graph compares cumulative five-year shareholder returns on an indexed basis with the Standard and Poor's 500 Composite Index (the "S&P 500 index") and companies with a December 31, 2023 market capitalization similar to the Company. The Company adopted this approach because it was unable to reasonably identify a peer group based on its industries or lines of business. The companies represented are set forth in the column to the right. The performance graph is not necessarily indicative of future performance.

COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN



Assumes $100 invested on December 31, 2018, in National Presto Industries, Inc. common stock, the S&P 500 Index, and Companies with Similar Market Capitalization. Total return assumes reinvestment of dividends.

Companies with a Similar Market Capitalization

AudioCodes Ltd., Blink Charging Co., Bluebird Bio, Inc., Community Health Systems, Inc., Ennis, Inc., Haynes International, Inc., Heidrick & Struggles International, Inc., i3 Verticals, Inc., Interface, Inc., Kimball Electronics, Inc., P.A.M. Transportation Services, Inc., Sleep Number Corporation.

All of the companies included in the 2022 Annual Report's peer group have been excluded from the performance graph shown above. These companies were:

CIRCOR International, Inc., Haverty Furniture Companies, Inc., Kezar Life Sciences, Inc., Lightwave Logic, Inc., MorphoSys AG, Nine Energy Service, Inc., Novonix Limited, Similarweb Ltd., Surmodics, Inc., trivago N.V., Tsakaos Energy Navigation Limited.

They were excluded because their market capitalization as of December 31, 2023 did not fall between $555 and $575 million.

Stockholder Information

Corporate Headquarters

National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703

Telephone: *(715) 839-2121*

Website: *www.GoPresto.com*

Common Stock

Ticker Symbol: NPK
Common stock of National Presto Industries, Inc.
is traded on the New York Stock Exchange.

Transfer Agent and Registrar

Computershare
150 Royall Street, Ste 101
Canton, MA 02021

Shareholder Website:
www.computershare.com/investor

Shareholder Online Inquiries:
https://www-us.computershare.com/investor/contact

Annual Meeting of Stockholders

May 21, 2024, at 2:00 p.m. (CDT)
Corporate Headquarters
3925 North Hastings Way
Eau Claire, Wisconsin 54703

As of December 31, 2023, there were
226 registered stockholders.

Stockholder Inquiries

For general information about the Company,
call (800) 945-0199.

Certifications

The annual CEO certification required under
NYSE Rule 303A.12(a) was filed in 2023 without
qualification. The certifications required under
Section 302 of the Sarbanes-Oxley Act of 2002
were included as Exhibits 31.1 and 31.2 to the
Company's Form 10-K for the year ended
December 31, 2023.

Board of Directors

Maryjo Cohen
Chair of the Board, President,
and Chief Executive Officer

Randy F. Lieble
Retired Vice President, Chief Financial Officer,
and Treasurer,
National Presto Industries, Inc.

Richard N. Cardozo
Resigned May 16, 2023

Patrick J. Quinn
Retired Chairman and President,
Ayres Associates, Eau Claire, Wisconsin

Joseph G. Stienessen
Accounting, Financial and Tax Advisor;
Former Principal,
Larson, Allen, Weishair and Company, LLP,
Altoona, Wisconsin; from October 2004 until
retirement in July 2007

Douglas J. Frederick
Secretary, Vice President, Chief Operating Officer,
and General Counsel; appointed May 16, 2023

Officers and Principal Executives

Maryjo Cohen
Chief Executive Officer, President,
and Chair of the Board

Douglas J. Frederick
Chief Operating Officer, Vice President,
Secretary, and General Counsel

David J. Peuse
Director of Financial Reporting
and Treasurer

Richard L. Jeffers
Vice President, Sales; retired January 20, 2023

John R. MacKenzie
Vice President, Sales; appointed February 17, 2023

Jeffery A. Morgan
Vice President, Engineering

National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703
An Equal Opportunity Employer

National Presto Industries, Inc. and Subsidiaries

Record of Dividends Paid and Market Price of Common Stock

	2023			2022		
	APPLICABLE DIVIDENDS PAID PER SHARE	MARKET PRICE HIGH	MARKET PRICE LOW	APPLICABLE DIVIDENDS PAID PER SHARE	MARKET PRICE HIGH	MARKET PRICE LOW
First Quarter*	$4.00	$81.50	$67.77	$4.50	$117.87	$86.66
Second Quarter	–	82.59	66.84	–	107.89	97.03
Third Quarter	–	81.40	70.24	–	103.44	79.78
Fourth Quarter	–	83.00	70.86	–	89.50	78.33
Full Year	$4.00	$83.00	$66.84	$4.50	$117.87	$78.33

* *First quarter 2023 includes a regular dividend of $1.00 and an extra dividend of $3.00. First quarter 2022 includes a regular dividend of $1.00 and an extra dividend of $3.50.*

Summary of Statistics

79th Consecutive Dividend Year

(In thousands except per share data)

YEAR ENDED DEC. 31	NET SALES	EARNINGS FROM CONTINUING OPERATIONS	EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS, net of tax	NET EARNINGS	WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING	PER SHARE: EARNINGS FROM CONTINUING OPERATIONS	PER SHARE: EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS, net of tax	PER SHARE: NET EARNINGS	PER SHARE: CASH DIVIDENDS PAID REGULAR	PER SHARE: CASH DIVIDENDS PAID EXTRA	PER SHARE: STOCKHOLDERS' EQUITY
2023	$340,912	$34,559	$ –	$34,559	7,106	$4.86	$ –	$4.86	$1.00	$3.00	$50.13
2022	321,623	20,699	–	20,699	7,081	2.92	–	2.92	1.00	3.50	49.15
2021	355,777	25,654	–	25,654	7,060	3.63	–	3.63	1.00	5.25	50.65
2020	352,627	46,958	–	46,958	7,038	6.67	–	6.67	1.00	5.00	53.19
2019	308,510	40,540	1,680	42,220	7,018	5.78	0.24	6.02	1.00	5.00	52.43